BROOKFIELD OFFICE PROPERTIES INC.
MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

PART ONE	Voting Information	1
	Who Can Vote	1
	Principal Holders of Voting Shares	1
	Q & A on Proxy Voting	2

PART TWO	Business of the Meeting	5
	1. Receiving the Consolidated Financial Statements	5
	2. Election of Directors	5
	Majority Voting for Directors	5
	Cumulative Voting for Directors	5
	Director Nominees	6
	3. Appointment of External Auditor	14
	Auditors Fees	14
	4. Advisory Resolution on Approach to Executive Compensation	15
	5. Amendment to Share Option Plan	15
	6. Adoption of a New Share Option Plan	17

PART THREE	Statement of Corporate Governance Practices	19
	Board of Directors	19
	Mandate of the Board	19
	Meetings of the Board	20
	Director Meetings Without Management	20
	Conflicts of Interest	20
	Size and Composition of the Board	21
	Independent Directors	21
	Areas of Director Expertise	22
	Director Orientation and Continuing Education	22
	Board Renewal	22
	Service on Other Boards and Audit Committees	23
	Interlocking Directorships	23
	Board of Directors Access to Outside Advisors	23
	Committees of the Board	23
	Audit Committee	24
	Human Resources and Compensation Committee	24
	Governance and Nominating Committee	25
	Board, Committee and Director Evaluation .	26
	Board and Management Responsibilities	27
	Board Positions	27
	Management’s Relationship to the Board	27
	Management Accountability	27
	Board and Committee Information	28
	Communication and Disclosure Policies	28
	Code of Business Conduct and Ethics	28
	Risk Management	28

PART FOUR	REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	30
	Director Compensation	30
	Director Share/DSU Ownership Requirements	30
	Director Compensation Tables	30
	Annual Director Compensation	30
	Outstanding Share-Based Awards and Option-Based Awards	32
	Incentive Plan Awards Vested or Earned During 2012	33
	Equity Ownership of Directors	33

PART FIVE	Report on Executive Compensation	34
	Compensation Discussion and Analysis	34
	Composition and Mandate of the HRC Committee	34
	Compensation Consultants	34
	Compensation Philosophy and Objectives	35
	Compensation Elements	35
	Base Salary	36
	Short-Term Incentives	36
	Long-Term Incentives	36
	Share Option Plans	36
	Management Global Share Option Plan	38
	Brookfield Office Properties Australia 2012 Option Plan	38
	Restricted Stock Plan	38
	Deferred Share Unit Plan for Employees	38
	Other Compensation	39
	Termination and Change of Control Provisions	39
	Approach to Risk Management	39
	Annual Compensation Process	40
	CEO Compensation	41
	Performance Graphs	43
	Common Shares (TSX)	43
	Common Shares (NYSE)	44
	Trend	44
	Option Awards	44
	Compensation of Named Executive Officers	45
	Outstanding Share-Based Awards and Option-Based Awards	46
	Value Vested or Earned During the Year	47
	Equity Compensation Plan Information	47
	Employment Contracts	48

PART SIX	Other Information	48
	Indebtedness of Directors, Officers and Employees	48
	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	49
	Directors’ and Officers’ Liability Insurance	49
	Interest of Management and Others in Material Transactions	49
	Shareholder Proposals	49
	Availability of Disclosure Documents	50
	Other Business	50
	Directors’ Approval	50

APPENDIX A	CORPORATE GOVERNANCE GUIDELINES	51

BROOKFIELD OFFICE PROPERTIES INC.
MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

In this Management Proxy Circular (“Circular”), the “Corporation”, “BPO”, “we”, “us” and “our” refers to Brookfield Office Properties Inc. and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

This Circular is provided in connection with the solicitation by the management of BPO of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held at Brookfield Place, 250 Vesey Street in the 3RD Floor Conference Center in New York, New York, USA on Thursday, April 25, 2013 at 11:00 a.m., New York time.

The solicitation of proxies by this Circular is being made by or on behalf of the management of BPO and the total cost of solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost.

The information in this Circular is given as at March 15, 2013, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is in U.S. dollars.

Who Can Vote

At March 15, 2013, BPO had outstanding 505,012,766 common shares and 14,201,980 Class A Redeemable Voting preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 15, 2013, the record date (the “Record Date”) established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such share held on all matters that come before the Meeting or any adjournment thereof either in person, or by proxy.

For a description of the procedures to be followed to direct the voting of shares that are held in the name of a bank, trust company, securities dealer, broker, trustee or other person (each, an “Intermediary”), please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 of this Circular.

PRINCIPAL HOLDERS OF VOTING SHARES

To our knowledge, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, securities of BPO entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of outstanding securities of BPO is Brookfield Asset Management Inc. (“BAM”), which, directly and indirectly, owned 249,362,561 common shares and 13,797,320 Class A Redeemable Voting preferred shares as of March 15, 2013, being approximately 49.4% and 97.2%, respectively, of the outstanding shares of each such class, and representing an aggregate voting interest of 50.7%. BAM is a global alternative asset manager with over $175 billion in assets under management. BAM has over a 100-year history of owning and operating assets with a focus on property, renewable, power, infrastructure and private equity. BAM’s shares are listed on the New York and Toronto stock exchanges (the “NYSE” and “TSX”, respectively) under the symbol “BAM” and on the NYSE Euronext stock exchange under the symbol “BAMA”.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	1

Q & A ON PROXY VOTING

Q:	What am I voting on?
A:	Holders of common shares and Class A Redeemable Voting preferred shares are voting on (i) the election of the Board of Directors; (ii) the appointment of the external auditor and authorizing the directors to set the external auditor’s remuneration; (iii) an advisory resolution on the Corporation’s approach to executive compensation; (iv) a resolution approving amendments to the Corporation’s share option plan; and (v) a resolution to approve the adoption of a new share option plan. Each of the foregoing must be approved by a majority of the votes cast by the holders of common shares and by the holders of Class A Redeemable Voting preferred shares who vote in respect of the resolutions.

Q:	Who is entitled to vote?
A:	Holders of common shares and Class A Redeemable Voting preferred shares as at the close of business on March 15, 2013 are entitled to vote. Each common share and Class A Redeemable Voting preferred share entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?
A:	If you are a registered shareholder, you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

Q:	What if I plan to attend the Meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the Meeting on Thursday, April 25, 2013 and wish to vote your shares in person at the Meeting, please register with Canadian Stock Transfer Company Inc. acting as administrative agent for the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. Your vote will be taken and counted at the Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

Q:	What if I sign the form of proxy enclosed with this Circular?
A:	Signing the enclosed form of proxy gives authority to Richard B. Clark or Dennis H. Friedrich, each of whom is a director of BPO, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. You have the right to appoint a person or company other than the directors named on the form of proxy to be your proxyholder; the person or company does not need to be another shareholder. Write the name of this person or company, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Canadian Stock Transfer Company Inc.

Q: What do I do with my completed proxy?

A:	Return it to BPO’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m., New York time, on Tuesday, April 23, 2013 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:	Can I vote by Internet?
A:	If you are a registered shareholder, go to www.proxypush.ca/bpo and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m., New York time, on Tuesday, April 23, 2013 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	2

Q:	How can I request electronic delivery of investor materials?
A:	Shareholders can opt for electronic distribution of investor materials. To do so, you should complete the request for electronic delivery of materials form enclosed with the Meeting Materials and return it Canadian Stock Transfer Company Inc. by mail, P.O. Box 700 Station B, Montreal, Quebec, H3B 3K3; or by facsimile at (514) 985-8843 or 1-888-249-6189. You can also submit your request online by visiting the Canadian Stock Transfer Company Inc.’s website: www.canstockta.com/electronicdelivery.

Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your shares in accordance with your directions on any ballot that may be called for, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of such directions, proxies received by management will be voted in favour of the election of directors named in this Circular, the appointment of the external auditor and authorizing the directors to set the external auditor’s remuneration, in favour of the advisory resolution on the Corporation’s approach to executive compensation, in favour of the amendments to the Corporation’s share option plan and in favour of the adoption of a new share option plan.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of BPO knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?
A:	Yes. If you are a registered shareholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the General Counsel and Secretary of BPO at the following address no later than 5:00 p.m., New York time, on Wednesday, April 24, 2013 or to the Chairman on the day of the Meeting, Thursday, April 25, 2013, or one day (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting:

Brett M. Fox

General Counsel and Secretary

Brookfield Office Properties Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Q:	Who counts the votes?
A:	BPO’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	3

Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general shareholder enquiries, you can contact Canadian Stock Transfer Company Inc., acting as administrative agent for the transfer agent by mail at:

Canadian Stock Transfer Company Inc.

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

or by telephone: (416) 682-3860

within Canada and the United States toll free at: 1-800-387-0825 or by fax: 1-888-249-6189 or (514) 985-8843

or by email: inquiries@canstockta.com

Q:	If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?
A:	In many cases, common shares of the Corporation which are beneficially owned by a non-registered shareholder (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans; or
(b)	in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form for the number of shares you beneficially own.

Since BPO has limited access to the names of its Non-Registered Shareholders, if you attend the Meeting, BPO may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your name in the space provided on the voting instruction form and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with Canadian Stock Transfer Company Inc. upon arrival at the Meeting.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular and the Corporation’s 2012 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2012) (collectively, the “Meeting Materials”) to those Non-Registered Shareholders who have requested it, to the depositary and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Shareholders who have not waived the right to receive Meeting Materials will receive a voting instruction form. The purpose of this form is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Non-Registered Shareholders should follow the instructions on the form they receive and contact their Intermediaries promptly if they need assistance.

If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	4

PART TWO – BUSINESS OF THE MEETING

We will be addressing six items at the Meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012, including the external auditor’s report;
2.	Electing directors who will serve until the end of the next annual meeting of shareholders;
3.	Appointing the external auditor who will serve until the end of the next annual meeting of shareholders and authorizing the directors to set the external auditor’s remuneration;
4.	Considering an advisory resolution on the Corporation’s approach to executive compensation;
5.	Considering a resolution approving amendments to the Corporation’s share option plan; and
6.	Considering a resolution approving the adoption of a new share option plan.

We will also consider other business that may properly come before the Meeting. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit.

1. Receiving the Consolidated Financial Statements

Our annual financial statements for the fiscal year ended December 31, 2012 are included in our 2012 Annual Report, which is being mailed to you with this Circular. The 2012 Annual Report will be placed before you and other shareholders at the Meeting.

2. Election of Directors

The Board of Directors recommends that each of the 11 director nominees be elected at the Meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed. Nine of the persons elected as members of the Board of Directors at the last annual meeting of shareholders held on May 3, 2012, are standing for re-election. In addition, two new directors, Messrs. Dennis H. Friedrich and Brian W. Kingston are standing for election.

Majority Voting for Directors

The Board of Directors has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee at a shareholders’ meeting represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described below for cumulative voting), the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. That committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. This policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are 11 directors nominated for election, you will be entitled to 11 votes). You may cast all such votes in favour of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	5

Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below.

If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the Meeting or specify such distribution on the form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for any other proposed nominee at their discretion.

Director Nominees

The following table sets out the names of the 11 persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in BPO held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a director of BPO and the approximate number of shares of each class (and other derivative securities including deferred share units) of BPO and its subsidiaries that each nominee has advised BPO were beneficially owned, directly or indirectly, or subject to control or direction by that person at March 15, 2013.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	6

William T. Cahill

Age: 62

Ridgefield, Connecticut, U.S.A.

Director since: 2000

(Independent) (a)

Areas of Expertise:

Financial Experience

Governance

Real Estate

Mr. Cahill has been Managing Director, Independent Risk at Citi Community Capital since 2002. He has held various positions in the past, including Managing Director at Citigroup Real Estate, Inc.; OREO from 1996 to 2002; Senior Asset Manager from 1991 to 1996; and Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983 to 1991.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	7 of 7	100%	100%	Brookfield Office Properties Inc.	2000 – Present
Governance and Nominating Committee	3 of 3	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	6,750	25,100	31,850	50%	555,783	Guidelines exceeded by 55%
2012	6,750	28,153	34,903	50%	582,528
Change	—	3,053	3,053	—	26,745

Options Held (d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Christie J.B. Clark

Age: 59

Toronto, Ontario, Canada

Director since: 2012

(Independent)(a)

Areas of Expertise:

Financial Experience

Governance

Real Estate

Mr. Clark retired from his position as the Chief Executive Officer of PricewaterhouseCoopers LLP (“PWC”) (a professional services firm) in Canada in 2011, a position he had held since 2005. Mr. Clark was also a director of PWC during that time. Prior to that time, he was a National Managing Partner and a member of the firm's executive committee from 2001 to 2005. He was the National Managing Partner of the firm's Financial Advisory Services practice from 1995 to 2001 and prior to that time, a Financial Advisory Services partner with expertise in corporate restructurings, valuation and corporate finance. Mr. Clark is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clark sits on the board of Loblaw Companies Limited where he is chair of the audit committee and IGM Financial Inc. He is also a director of Alpine Canada and The Canadian Partnership Against Cancer, of which he is the chair of the board. He is also a member of the advisory council of the Queen’s University School of Business. Mr. Clark is no relation to Richard B. Clark, the Chairman of BPO.

Board/Committee
Memberships	Attendance		Total %	Public Board Membership
Board of Directors(f)	5 of 6	83%	88%	Brookfield Office Properties Inc.	2012 – Present
Audit Committee(f)	2 of 2	100%		IGM Financial Inc.	2012 – Present
Chair				Loblaw Companies Limited	2011 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	—	—	—	—	336,947
2012	2,280	—	2,280	—	38,053
Change	2,280	—	2,280	—	38,053

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	7

Richard B. Clark

Age: 54

Larchmont, New York, U.S.A.

Director since: 2002

(Not Independent)

Areas of Expertise:

CEO

Compensation

Financial Experience

Growth Initiatives

Real Estate

International Operations

Mr. Clark is the Chairman of BPO and Chief Executive Officer of BAM’s global real estate group, Brookfield Property Group, since 2012. He was Chief Executive Officer of BPO from 2002 to 2012 and was also the President from 2002 to 2011. He was President and Chief Executive Officer of BPO’s U.S. operations from 2000 to 2002; and prior to that held senior management positions for BPO and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also a Senior Managing Partner of BAM. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts (“NAREIT”) and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee. Mr. Clark sits on the board of directors of General Growth Properties, Inc. and Rouse Properties, Inc.

Board/Committee
Membership	Attendance		Total %	Public Board Membership
Board of Directors	7 of 7	100%	100%	Brookfield Office Properties Inc.	2002 – Present
Chairman	2 of 2	100%		General Growth Properties, Inc.	2010 – Present
Human Resources and Compensation Committee(g)				Rouse Properties, Inc.	2012 – Present
Chair

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	472,235	472,235	N/A	8,240,502	N/A
2012	168,750	487,868	656,618	N/A	10,958,954
Change	168,750	15,633	184,383	N/A	2,718,452

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)(e)
4,192,5000	15,051,663

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	8

Jack L. Cockwell

Age: 72

Toronto, Ontario, Canada

Director since: 1999

(Not Independent)

Areas of Expertise:

CEO

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

International Operations

Mr. Cockwell is a director and Group Chairman of BAM and a director of a number of BAM’s affiliates. He was President and CEO of BAM from 1991 to 2001 and was a senior executive of BAM’s predecessor companies since 1969. Mr. Cockwell is a Governor of Ryerson University, a Heritage Governor of the Royal Ontario Museum and a director of Teck Resources Limited, Astral Media Inc. and the Toronto Waterfront Corporation.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	6 of 7	86%	86%	Astral Media Inc.	1997 – Present
				Brookfield Asset Management Inc.	1979 – Present
				Brookfield Office Properties Inc.	1999 – Present
				Norbord Inc.	1987 – Present
				Teck Resources Limited	2010 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	332,910	—	332,910	N/A	5,857,113	N/A
2012	332,910	—	332,910	N/A	5,556,268
Change	—	—	—	N/A	(300,845)

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Dennis H. Friedrich

Age: 47

Muttontown, NY, USA

Director since: 2012

(Not Independent)

Areas of Expertise:

CEO

Financial Experience Growth Initiatives

Real Estate

Mr. Friedrich has served as a director since August 2, 2012. Mr. Friedrich was appointed Chief Executive Officer of BPO on July 1, 2012 following a year as President and Global Chief Investment Officer. Prior to that, he was Chief Executive Officer of BPO’s U.S. Commercial Operations since 2009. Previously, he was President of Brookfield Office Properties' U.S. Commercial Operations, following two years as Chief Operating Officer of U.S. Commercial Operations. Mr. Friedrich also previously held the role of head of Strategic Initiatives for BPO’s U.S. property portfolio. Prior to joining BPO, Dennis was co-head of Jones Lang LaSalle's tenant advisory practice in New York. He holds a business degree in finance from Baruch College and is a member of the Board of Governors of NAREIT.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors(h)	3 of 3	100%	100%	Brookfield Canada Office Properties	2012 – Present
				Brookfield Office Properties Inc.	2012 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	107,862	107,862	N/A	1,882,192	N/A
2012	—	111,433	111,433	N/A	1,859,819
Change	—	3,571	3,571	N/A	(22,373)

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($) (e)
2,863,512	8,096,400

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	9

Michael Hegarty

Age: 68

Briarcliff Manor, New York, U.S.A.

Director since: 2010

(Independent) (a)

Areas of Expertise:

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

Mr. Hegarty is a corporate director. He retired from AXA Equitable Life Insurance Company in 2001 after three years as President and Chief Operating Officer. Prior to that he was Senior Vice Chairman and Chief Operating Officer of AXA Financial from 1998 to 2001. Mr. Hegarty was Vice Chairman, Chase Manhattan Bank from 1995 – 1997 and was previously Vice Chairman of Chemical Banking Corporation, Chase Manhattan Bank and Senior Executive Vice President of Manufacturers Hanover Trust. Mr. Hegarty is director of Madison Marquette, Strongwood Insurance Holdings, Rouse Properties, Inc. and Capmark Financial Group and is a trustee of the MFS Funds.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	7 of 7	100%	100%	Brookfield Office Properties Inc.	2010 – Present
Audit Committee	4 of 4	100%		Rouse Properties, Inc.	2012 – Present
Governance and Nominating Committee(i)	1 of 1	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	11,900	4,849	16,749	50%	292,270	$51,991
2012	11,900	7,453	19,353	50%	323,009
Change	—	2,604	2,604	—	30,739

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Paul J. Massey Jr.

Age: 53

Larchmont, New York, U.S.A.

Director since: 2012

(Independent)(a)

Areas of Expertise:

Compensation

Growth Initiatives

Real Estate

Mr. Massey has been the Chief Executive Officer of Massey Knakal Realty Services since 1988 when he co-founded that firm. Massey Knakal is one of New York City’s largest commercial investment sales brokerages. Mr. Massey started his career at Coldwell Banker Commercial (now CBRE). Mr. Massey also serves on the board of Phillips Edison-ARC Shopping Centre REIT Inc., a public non-traded REIT that invests in retail real estate properties. Mr. Massey also serves as a director on various non-profit boards including the New York Pops, the Lower East Side Tenement Museum and The Roxbury Latin School.

Board/Committee Memberships	Attendance		Total %	Public Board Membership
Board of Directors (j)	6 of 6	100%	100%	Brookfield Office Properties Inc.	2012 – Present
Human Resources and Compensation Committee (j)	3 of 3	100%		Phillips Edison-ARC Shopping Centre REIT Inc.	2010 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	—	—	—	—	349,653
2012	—	1,519	1,519	100%	25,347
Change	—	1,519	1,519	—	25,347

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	10

Brian W. Kingston

Age: 39

New York, New York, U.S.A

Director Nominee

(Not Independent)

Areas of Expertise:

Financial Experience

Governance

Growth Initiatives

Real Estate

International

Mr. Kingston is President and Chief Investment Officer of BAM’s global real estate group, Brookfield Property Group, since December 2012 and a Senior Managing Partner of BAM. Mr. Kingston has held various senior management positions within BAM and its affiliates, including Chief Executive Officer of Brookfield Office Properties Australia from January 2011 to December 2012, Chief Executive Officer of Prime Infrastructure Holdings Ltd. from March 2010 to December 2010 and Chief Financial Officer of Brookfield Multiplex from January 2008 to March 2010. Prior to joining BAM in 2001, Mr. Kingston worked for Ernst & Young in Audit and Advisory Services.

Board/Committee Memberships	Attendance	Total %	Public Board Membership
N/A	N/A	N/A	None.

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	—	—	N/A	—	N/A
2012	—	—	—	N/A	—
Change	—	—	—	N/A	—

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

F. Allan McDonald

Age: 73

Elizabeth Bay, New South Wales, Australia

Director since: 2011

(Independent)(a)

Areas of Expertise:

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

International Operations

Mr. McDonald is a corporate director.  He was employed by an Australian investment bank, Development Finance Corporation Limited, for 25 years and at the time of its acquisition by Australia and New Zealand Banking Group Limited was Chairman and Managing Director.  He then joined ANZ Bank (one of Australia’s largest banks) as Director Corporate Services and was subsequently appointed Director International Services. Since his retirement from ANZ Bank in 1989 he has been a director of a number of major Australian companies including Brambles Industries Limited and Brambles Industries plc (industrial services), Delfin Property Group Limited (property development) and TAB Limited (totalisator gaming provider).  He is presently Chair of Astro Japan Property Group (Japanese Property Investment) and Chair of General Reinsurance Australia Limited (reinsurance provider).

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	7 of 7	100%	100%	Astro Japan Property Group	2010 – Present
Audit Committee	4 of 4	100%		Brookfield Office Properties Inc.	2011 – Present
Human Resources and Compensation Committee (k)	3 of 3	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	1,667	1,667	50%	29,085	305,463
2012	—	4,166	4,166	50%	69,537
Change	—	2,499	2,499	—	40,452

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	11

Robert L. Stelzl

Age: 67

Hamilton, Montana, U.S.A.

Director since: 2005

(Independent) (a)

Areas of Expertise:

Financial Experience

Governance

Growth Initiatives

Real Estate

Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, Inc., a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl is currently a director and Chair of Brookfield Residential Properties Inc. (“BRPI”) and serves as a trustee of the Van Eck Family of Mutual Funds in New York. Mr. Stelzl served as a director and Chair of Brookfield Homes Corporation from 2002 until it merged with BPO’s residential home building business to form BRPI in March 2011 and was previously president of Bren Investment Properties, Inc. from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview Corporation Limited and Cabot, Cabot and Forbes. He is also Former Chairman of Aman Hotels Group.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	7 of 7	100%	100%	Brookfield Office Properties Inc.	2005 – Present
Audit Committee	4 of 4	100%		Brookfield Residential Properties Inc.	2011 – Present
Governance and Nominating Committee Chair (l)	1 of 1	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	2,250	21,587	23,837	50%	415,956	Guidelines exceeded by 22%
2012	2,250	25,196	27,446	50%	458,066
Change	—	3,609	3,609	—	42,110

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

John E. Zuccotti

Age: 75

New York, New York, U.S.A.

Director since: 1998

(Not Independent)

Areas of Expertise:

CEO

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

Mr. Zuccotti has been Co-Chairman of BPO and the Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties LLC. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998. Mr. Zuccotti was Chairman of the Real Estate Board of New York from 2004 to 2006; Deputy Chairman of BPO from 1999 to 2002; President and Chief Executive Officer, Olympia & York Companies U.S.A. from 1990 to 1996; Partner, Brown & Wood LLP from 1986 to 1990 and Tufo & Zuccotti from 1978 to 1986; First Deputy Mayor of the City of New York from 1975 to 1977; and Chairman, New York City Planning Commission from 1973 to 1975. Mr. Zuccotti is also Trustee Emeritus at Columbia University.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	7 of 7	100%	100%	Brookfield Office Properties Inc.	1998 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed

Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2011	—	—	—	N/A	—	N/A
2012	7,545	—	7,545	N/A	125,926
Change	7,545	—	7,545	N/A	125,926

Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($) (e)
405,000	822,600

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	12

Notes:

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under the NYSE listing standards and National Instrument 52-110 - Audit Committees (“NI 52-110”).
(b)	Based on the closing price of a common share on the NYSE on February 28, 2012 of $17.45 and February 28, 2013 of $16.69.
(c)	The ownership guideline for Independent directors is DSUs or common shares having an aggregate investment cost or current market value equal to $375,000. See “Director Share/DSU Ownership Requirements”. For the purposes of this table, value was calculated by subtracting the 2012 Total Value of Shares and DSUs column from $375,000.
(d)	In February 2004, the Board approved an amendment to our share option plan to make non-management directors ineligible to receive stock option grants. Accordingly, non-management directors are not eligible to receive options to acquire our common shares and none of our non-management directors holds options. See “Report on Director Compensation and Equity Ownership” for information on the directors’ option awards outstanding as at December 31, 2012.
(e)	The value of the unexercised options is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on February 28, 2013 of $16.69.
(f)	Mr. Clark was elected as a director and appointed as Chair of the Audit Committee on May 3, 2012 and therefore was eligible to attend only six board meetings and two Audit Committee meetings in 2012.
(g)	Mr. Clark was appointed as Chair of the Human Resources and Compensation Committee on August 2, 2012 and therefore was eligible to attend only two meetings in 2012.
(h)	Mr. Friedrich was appointed as a director on August 2, 2012 and therefore was eligible to attend only three board meetings in 2012.
(i)	Mr. Hegarty was appointed as a member of the Governance and Nominating Committee on May 3, 2012 and therefore was eligible to attend only one meeting in 2012.
(j)	Mr. Massey was elected as a director and appointed as a member of the Human Resources and Compensation Committee on May 3, 2012 and therefore was eligible to attend only six board meetings and three Human Resources and Compensation Committee meetings in 2012.
(k)	Mr. McDonald was appointed as a member of the Human Resources and Compensation Committee on May 3, 2012 and therefore was eligible to attend only three meetings in 2012.
(l)	Mr. Stelzl was appointed as a member of the Governance and Nominating Committee on May 3, 2012 and therefore was eligible to attend only one meeting in 2012.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	13

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor. Deloitte LLP (“Deloitte”) are our principal external auditors. Deloitte and its predecessors have served as external auditors of BPO since 1978.

Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of reappointing Deloitte as external auditors of BPO to hold office until the next annual meeting of shareholders and authorizing the directors to fix the remuneration to be paid to the external auditors.

Auditors Fees

From time to time, Deloitte also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

The following table sets forth further information on the fees billed or expected to be billed by Deloitte to BPO relating to the fiscal years ended December 31, 2012 and 2011:

Service Performed	2012(1)	2011(2)
Audit fees (3)	$3,719,008	$3,595,000
Audit related fees (4)	$3,719,008	$4,140,000
All other fees	$15,118	$15,000
Tax fees	–	$50,000
Total fees	$7,453,134	$7,800,000

Notes:

(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2012 of C$0.9922 for each US$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2011 of C$1.00 for each US$1.00.
(3)	Included in this amount is $589,599 and $105,825 (2011 – $535,000 and $215,000) relating to the audits of our subsidiaries, Brookfield Canada Office Properties and BPO Properties Ltd., respectively.
(4)	Included in this amount is $3,381,375 (2011 - $3,600,000) related to the audit of various BPO subsidiaries and $335,000 (2011 - $540,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 and the audit of internal control over financial reporting as of December 31, 2012 and 2011, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit fees.” Audit-related fees include fees relating to employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	14

Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

Other fees consist of fees for assistance with corporate and social responsibility reporting.

The Audit Committee of the Board of Directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

4.	Advisory Resolution on Approach to executive compensation

The Corporation believes that its compensation objectives and approach align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation’s approach to executive compensation are disclosed in the Report on Executive Compensation beginning on page 32 of this Circular.

In 2012, the Board adopted a policy of giving shareholders the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation. This policy reflects the Corporation’s ongoing efforts to both meet its objectives and ensure a high level of shareholder engagement. The Board recommends that shareholders approve the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this Circular delivered in advance of the 2013 Annual and Special Meeting of shareholders of the Corporation.

Because this is an advisory vote, the results will not be binding upon the Board. However, the Board and the Human Resources and Compensation Committee (the “HRC Committee”) will take into account the results of the vote when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. The Corporation’s Corporate Governance Guidelines attached as Appendix A to this Circular describe how shareholders can contact the Board directly.

Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Say on Pay Resolution.

5.	AMENDMENT TO share option plan

The Corporation established its current share option plan in 1990 (the “1990 Plan”) and it has been amended from time to time since that date. In January 2013, the Board approved amendments to the 1990 Plan, subject to shareholder approval, to (i) expand the definition of eligible person under the plan to include other persons so designated by the Board in compliance with applicable laws; (ii) update the amendment provisions; and (iii) permit assignment of options for estate planning purposes. The Board also approved certain minor housekeeping amendments to the 1990 Plan which do not require shareholder approval.

Proposed Amendments to the Plan

Expanding the Definition of Eligible Person

Currently, options may only be granted to officers or employees of the Corporation and officers or employees of any subsidiary or affiliate. In order to retain flexibility in determining who will receive options, the Board approved, subject to shareholder approval, an amendment that expands the definition of “eligible person” to include other persons so designated by the Board in compliance with applicable laws.

Updating the Amendment Provisions

The 1990 Plan’s current amendment provisions set forth which amendments require shareholder approval and also provide the Board with broad amendment powers with respect to any amendments that do not require shareholder approval and do not alter or impair the rights of a participant. Currently, the share option plan requires shareholder approval of certain amendments that are not subject to shareholder approval under the rules and policies of the TSX. To provide the Board with additional flexibility in administering and amending the plan, the Corporation believes that changing the amendment provisions of the share option plan to be more closely aligned with the rules and policies of the TSX is in the best interests of its shareholders.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	15

The proposed amendment provides that the Board may make the following types of amendments without seeking shareholder approval: (i) amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the share option plan or to correct or supplement any provision of the plan that is inconsistent with any other provision of the plan; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and the NYSE); (iii) amendments necessary for awards to qualify for favorable treatment under Canadian or U.S. tax laws; (iv) any amendment to the vesting provisions of the share option plan or any option; (v) any amendment to the termination or early termination provisions of the share option plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date; (vi) the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the share option plan reserve; and (vii) amendments necessary to suspend or terminate the plan.

The proposed amendment provides that shareholder approval will be required for the following types of amendments: (i) amendments to the number of common shares issuable under the share option plan, including an increase to a fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage; (ii) any amendment that increases the length of the period after a blackout period during which options may be exercised; (iii) any amendment which would result in the exercise price of any option being lower than the fair market value of the common shares at the time the option is granted; (iv) any amendment which reduces the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights plan or similar plan; (v) any amendment extending the term of an option held by an insider beyond its original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; (vi) any amendment adding a provision which results in participants receiving common shares while no cash consideration is received by the Corporation; (vii) any amendment to the amendment provisions granting additional powers to the Board to amend the share option plan without shareholder approval; and (viii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Permitting Assignment for Estate Planning Purposes

Currently, the 1990 Plan does not permit the assignment of options. The Board considers it advisable to permit options to be assigned for estate planning purposes.

The proposed amendment provides that options may be assigned by a participant, at the participant’s request and subject to the participant obtaining written acknowledgement of the assignment from the Corporation. Such assignments may be made to (i) a participant’s spouse, descendants or any other immediate family member; (ii) a trust, the beneficiaries of which are one or more of the participant and the participant’s spouse, descendants and/or immediate family members; (iii) a corporation or limited liability company controlled by the participant or by one or more of the participant and the participant’s spouse, descendants and/or immediate family members, the shares or interests of which are held directly or indirectly by the participant, the participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its sole discretion. Notwithstanding a permitted assignment under the share option plan, an assigned option shall be deemed, for the purposes of administering the plan, to be held by the participant to whom the option was initially granted.

The TSX requires shareholder approval of the amendments to the 1990 Plan as described above. Accordingly, at the Meeting, shareholders will be asked to consider and, if thought advisable, to approve by ordinary resolution, the amendments to the 1990 Plan as described above (the “Amendment Resolution”).

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	16

The Board of Directors unanimously recommends that shareholders vote in favour of the following Amendment Resolution:

Resolved that the share option plan of the Corporation be amended as described in this Circular and that any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver all such documents and instruments, and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

The Amendment Resolution must be approved by a majority of the votes cast at the Meeting by holders of our common shares and Class A voting preferred shares who vote in respect of the Amendment Resolution.

Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Amendment Resolution.

6.	ADOPTION OF A NEW SHARE OPTION PLAN

The Corporation’s use of options to acquire common shares is an important component of its compensation arrangements. The Corporation believes that this practice achieves alignment between management and shareholder interests and assists in attracting and retaining qualified and motivated senior executives and employees.

The 1990 Plan provides for the issuance of up to 39,000,000 common shares pursuant to the exercise of options granted under the 1990 Plan. As at March 15, 2013, 22,397,056 common shares are issuable upon exercise of outstanding options, 12,837,056 common shares have been issued under the plan and 3,765,888 common shares remain available for issuance under the plan. Rather than seek approval for an increase in this limit, the Board of Directors approved a new share option plan (the “2013 Plan”), which, in accordance with the requirements of the TSX, requires shareholder approval. The purpose of establishing the 2013 Plan is to ensure that there remains a sufficient number of options to acquire common shares for issuance to enable the Corporation to continue its current practice of granting options as an alternative to cash compensation to its employees and executives. The 2013 Plan has substantially the same terms as the 1990 Plan, other than the fact that the maximum number of common shares issuable under the 2013 Plan is 15,000,000. See “Part Five – Report on Executive Compensation – Compensation Elements – Share Option Plan” for a summary of the terms of the 1990 Plan. The aggregate dilution represented by unexercised options and options available to be awarded under the 1990 Plan together with the 15,000,000 options available to be awarded under the 2013 Plan equals 18,765,578 common shares, which is approximately 3.7% of the 505,012,766 issued and outstanding common shares as at March 15, 2013. The Corporation does not plan to continue to grant further options under the 1990 Plan if the 2013 Plan is approved by shareholders.

The TSX requires shareholder approval of the adoption of the 2013 Plan as described above. Accordingly, at the Meeting, shareholders will be asked to consider and, if thought advisable, to approve by ordinary resolution the adoption of the 2013 Plan (the “2013 Plan Resolution”).

The Board of Directors unanimously recommends that shareholders vote in favour of the following 2013 Plan Resolution:

Resolved that the 2013 Plan is hereby approved, substantially in the form of the Corporation’s 1990 Plan, as amended by the Amendment Resolution and that any director or officer of the Corporation is hereby authorized for and in the name of and on behalf of the Corporation to execute and deliver all such documents and instruments, and to do all such other acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

The 2013 Plan Resolution must be approved by a majority of the votes cast at the Meeting by holders of our common shares and Class A voting preferred shares who vote in respect of the 2013 Plan Resolution.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	17

Unless directed otherwise, the management representatives designated on the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the 2013 Plan Resolution.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	18

PART THREE - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the Board of Directors and who are charged with the ongoing management of BPO. Our Board of Directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of BPO, having always as its ultimate objective the long-term interests of BPO and the enhancement of value for shareholders.

We conduct a comprehensive review of our corporate governance practices annually. The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”), a Disclosure Policy and a Personal Trading Policy and has adopted Corporate Governance Guidelines for the Board of Directors and Charters for each committee. These Charters are in compliance with the NYSE rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.

As set out under “Principal Holders of Voting Shares,” BAM owns approximately 49.4% of our common shares and 97.2% of our Class A Redeemable Voting preferred shares representing an aggregate voting interest of approximately 50.7%. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The HRC Committee is currently comprised of a majority of independent directors and has one BAM representative. The Governance and Nominating Committee and the Audit Committee are currently comprised solely of independent directors. In the future, the Governance and Nominating Committee and the Audit Committee will continue to be comprised solely of independent directors and the HRC Committee will continue to be comprised of a majority of independent members and one member related to BAM. The Board of Directors believes this is an appropriate mix of directors and that the involvement of BAM on the HRC Committee promotes effective oversight of the business plan and assessment of management’s performance on an ongoing basis.

Board of Directors

Mandate of the Board

Our Board of Directors oversees the management of BPO’s business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer (“CEO”). In doing so, the Board of Directors acts at all times with a view to the best interests of BPO. The Board of Directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders, including our employees, suppliers, customers and the communities in which we operate. In fulfilling its responsibilities, the Board of Directors adopted our Corporate Governance Guidelines. These Corporate Governance Guidelines, which include a detailed mandate for the Board of Directors, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached hereto as Appendix A and also includes position descriptions for the Chairman, the CEO and the Lead Independent Director.

In fulfilling its mandate, the Board is, among other matters, responsible for the following:

•	overseeing the Corporation’s overall long-term strategic planning process and reviewing and approving its annual business plan;
•	assessing the principal risks of the Corporation’s business and reviewing, approving and monitoring the systems in place to manage these risks;
•	appointing the CEO, overseeing the election of other members of senior management and reviewing succession planning;
•	assessing management’s performance against approved business plans;
•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;
•	promoting the effective operation of the Board; and

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	19

•	safeguarding shareholders’ equity interests through the optimal utilization of the Corporation’s capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

Meetings of the Board

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. The Board of Directors may also take action from time to time by unanimous written consent.

The Board of Directors meets at least once in each quarter, with additional meetings held when required. The Board also meets annually to review the Corporation’s annual business plan which includes the Corporation’s long-term strategy. During 2012, the Board of Directors and its committees held 18 meetings in total. The Board of Directors also approved certain matters by written resolution. Attendance at these meetings is shown below and individual director attendance is shown in the tables under the heading “Business of the Meeting – Election of Directors – Director Nominees”.

Board/Committee	Number of Meetings	Attendance
Board of Directors	7	97%
Audit Committee	4	100%
Governance and Nominating Committee	3	100%
HRC Committee	4	100%
Total and Average for all Meetings	18	99%

Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. There are four regular meetings of the Board of Directors scheduled for 2013. Additional meetings may be called by the Chairman, the CEO or any two directors on proper notice.

The Chairman is primarily responsible for the agenda. Prior to each Board meeting, the Chairman discusses agenda items for the meeting with the CEO, the Lead Independent Director, other members of senior management and other members of the Board of Directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management or raise subjects that are not on the agenda for that meeting.

In advance of each Board of Directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters to be considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Director Meetings Without Management

In 2012, during each Board and committee meeting, directors were given the opportunity to meet without the related directors or management present. In 2012, the independent directors elected to meet privately at each regularly scheduled Board meeting. The meetings of independent directors were conducted under the direction of Mr. Stelzl, the Lead Independent Director, who reported back to the CEO on any matters requiring action by management. The Audit Committee met without management present at each of their meetings under the direction of the Audit Committee Chair, Mr. C. Clark.

Conflicts of Interest

Each director is required to inform the Board of Directors of any potential or actual conflicts of interest, or what might appear to be a conflict of interest, he or she may have with the Corporation. If a director has a personal interest in a matter before the Board of Directors or a committee, he or she must not participate in any vote on the matter except where the Board of Directors or the committee has expressly determined that it is appropriate for him or her to do so.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	20

Size and Composition of the Board

The Board of Directors is currently composed of 11 directors. Eleven nominees are standing for election as directors. The Board of Directors considers that its size and composition is appropriate given the diversity of BPO’s operations and the need for a variety of experience and backgrounds. The Board of Directors believes that a combination of independent directors, directors related to BAM and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

Each director must have an understanding of BPO’s principal operational and financial objectives, plans and strategies, financial position and performance, as well as the performance of BPO relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board of Directors membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board of Directors shall accept such offer of resignation.

Independent Directors

The Board of Directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the Board of Directors utilizes the definition of “independent” in the NYSE listing standards and in NI 52-110. In making these determinations, the Board of Directors examines each individual director’s circumstances and his or her relationship to BPO and its affiliates. For a director to be independent, the Board must affirmatively determine that such director has no material relationship with BPO.

The Board has a policy that at least a majority of its directors should be independent directors. The following table describes the independence status of the 11 proposed nominees for election to the Board at the Meeting.

Independence Status of Nominated Directors
Director	Independent	Not Independent	Reason for Not Independent Status
William T. Cahill	✓
Christie J.B. Clark	✓
Richard B. Clark		✓	Mr. Clark is Chief Executive Officer of BAM’s global real estate group.
Jack L. Cockwell		✓	Mr. Cockwell is Group Chairman of BAM.
Dennis H. Friedrich		✓	Mr. Friedrich is the Chief Executive Officer of the Corporation.
Michael Hegarty	✓
Brian W. Kingston		✓	Mr. Kingston is the President and Chief Investment Officer of BAM’s global real estate group.
Paul J. Massey Jr.	✓
F. Allan McDonald	✓
Robert L. Stelzl	✓
John E. Zuccotti		✓	Mr. Zuccotti receives fees from the Corporation for his services as Chairman of one of BPO’s subsidiaries and for consultancy services provided to BPO.

The Board has determined that six of the 11 proposed director nominees for election at the Meeting are independent. These independent nominees are Messrs. Cahill, C. Clark, Hegarty, Massey, McDonald and Stelzl. In determining that all of these directors are independent, the Board of Directors considered all relevant facts and circumstances, including that in the normal course of business, BPO provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. The Board of Directors has appointed Mr. Stelzl as the Lead Independent Director. Mr. Stelzl is also the Chairman of the Governance and Nominating Committee.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	21

The other five directors proposed for nomination, Messrs. Cockwell, R. Clark, Friedrich, Kingston and Zuccotti, are considered not to be independent since they have current or recent interests in or are related to the Corporation or its majority shareholder, BAM or are members of senior management of BPO.

Areas of Director Expertise

The Corporation endeavours to ensure that the Board of Directors is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise, using the following categories:

•	currently or recently a chief executive officer of a public corporation;
•	understanding of compensation, benefits and pension programs, including expertise in executive compensation programs;
•	financial experience, including senior executive experience in financial accounting and reporting and corporate finance;
•	expertise in board governance;
•	experience in driving strategic direction (including risk oversight) and managing or leading growth initiatives;
•	experience in the ownership, development or management of real estate;
•	international experience, particularly in the Corporation’s locations of business; and
•	expertise in other areas that are important to the Corporation.

The key areas of expertise of the 11 proposed nominees for election to the Board at the Meeting are set out in the tables under the heading “Business of the Meeting – Election of Directors – Director Nominees”.

Director Orientation and Continuing Education

The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for directors regarding the role of the Board of Directors, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the CEO, the Chairman of the Board and the Lead Independent Director to learn about BPO and its operations. In order to ensure that BPO’s directors maintain the skill and knowledge necessary to meet their obligations as directors, the Board of Directors and the committees receive reports from management on different areas of the Corporation’s business and strategic initiatives, as well as presentations from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the Board of Directors’ regular quarterly meetings and on regular update calls, management provides an update of the business conditions in our primary markets. Directors are encouraged to suggest topics for discussion or special presentations at regular Board meetings and the annual strategy sessions. Director dinners are held prior to or immediately following most regularly scheduled Board meetings with senior management present, providing an opportunity for informal discussion and management presentations on selected topics of interest.

Board Renewal

The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive BPO and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into BPO, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each director’s continuation on the Board. This allows each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board. For further information on the selection criteria and current strengths of the Board as a whole, see “Committees of the Board – Governance and Nominating Committee”.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	22

The following table sets out the tenure of the nominees to our Board of Directors:

Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman in advance of accepting an invitation to serve on the board of directors of another public company and, as a general rule, directors are not allowed to join a board of directors of another public company on which two or more other directors of the Corporation serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Interlocking Directorships

There are no interlocking directorships among the Corporation’s independent directors. Richard B. Clark and Michael Hegarty both serve on the board of directors of Rouse Properties, Inc. but do not serve on any committees together.

Board of Directors Access to Outside Advisors

The Board of Directors may at any time retain outside financial, legal or other advisors at the expense of BPO and has the authority to determine the advisors’ fees and other retention terms. Each committee of the Board of Directors may retain outside advisors, at the expense of BPO, without the Board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of BPO.

Committees of the Board

We believe that committees of the Board of Directors assist in its effective functioning and that the appropriate composition of Board committees should enable the views of independent directors to be effectively represented.

Our Board of Directors has three standing committees: the Audit Committee, the HRC Committee and the Governance and Nominating Committee. The responsibilities of these three committees are set out in written Charters, which are reviewed and approved annually by the Board of Directors. The Charters of these committees can be found on the Corporation’s website at www.brookfieldofficeproperties.com and a description of the responsibilities of the committee chairs can be found in the Corporate Governance Guidelines which are attached hereto as Appendix A. Special committees may also be formed from time to time as required to review particular matters or transactions.

The Governance and Nominating Committee and the Audit Committee are comprised solely of independent directors and the HRC Committee is comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the Board of Directors on the recommendation of the Governance and Nominating Committee.

While the Board of Directors retains overall responsibility for corporate governance matters, the Audit, HRC and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities. The following is a brief description of the Charters of each committee, its composition and the meetings held during the past year.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	23

Audit Committee

The Audit Committee is comprised of four directors all of whom are independent: Christie J.B. Clark (Chairman), Michael Hegarty, F. Allan McDonald and Robert L. Stelzl. In addition to being independent directors as described under the section “Independent Directors” above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors’ fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with BPO. Each member of the Audit Committee is Financially Literate, as this term is defined under the NYSE listing standards and NI 52-110, and Mr. Clark is considered to be an Audit Committee Financial Expert, as this term is defined under the applicable U.S. Securities and Exchange Commission rules established under the Sarbanes-Oxley Act.

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the professional services and financial services industries. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. Clark, Hegarty and McDonald have also served on the audit committees of various public and private companies. In addition, Messrs. Clark, Stelzl and McDonald have business-related university degrees, Mr. Clark is a chartered accountant and a fellow of the Institute of Chartered Accountants of Ontario and Mr. McDonald is a fellow of the Australian Society of Certified Practicing Accountants. Details of the experience of Messrs. Clark, Hegarty, McDonald and Stelzl are contained under the heading “Business of the Meeting – Election of Directors – Director Nominees.” The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by the Corporation, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

The Audit Committee is responsible for monitoring BPO’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s internal and external auditors. The Audit Committee is also responsible for reviewing BPO’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of the financial condition and results of operations prior to their approval by the full Board of Directors. In addition, the Audit Committee is responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee meets regularly in separate private sessions with the Corporation’s external and internal auditors, without management present, to discuss and review specific issues as appropriate.

The Audit Committee met four times in 2012. There are four Audit Committee meetings scheduled for 2013. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the Audit Committee is reviewed annually by the Audit Committee and the Governance and Nominating Committee and is approved by the Board of Directors. A copy of the Audit Committee Charter is included in our Annual Information Form and additional information required under NI 52-110 is included in the section entitled “Audit Committee Information” of our Annual Information Form which is posted on our website, www.brookfieldofficeproperties.com, and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Secretary of the Corporation as set out under the heading “Availability of Disclosure Documents”.

Human Resources and Compensation Committee

The HRC Committee is comprised of three directors: Richard B. Clark (Chairman), Paul J. Massey Jr. and F. Allan McDonald.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	24

As described above under the section “Independent Directors”, Messrs. Massey and McDonald are independent directors. Mr. Clark is not considered independent due to his role as Chief Executive Officer of BAM’s global real estate group. Taking into account BAM’s substantial interest in BPO and that the majority of the members of the HRC Committee are independent directors, the Board of Directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

All of the members of the HRC Committee have acquired the relevant skill and experience that enable them to make decisions on the suitability of BPO’s compensation policies and practices through service as senior executive officers of various public and private companies in different sectors, with ultimate oversight of the human resources functions. All of the members of the HRC Committee have also served on the board of directors of a variety of private and public companies, where they have been exposed to numerous compensation issues as well as different compensation practices and programs. Details of the experience of Messrs. Clark, Massey and McDonald are contained under the heading “Business of the Meeting – Election of Directors – Director Nominees.” The collective experience and depth of knowledge represented by the members of the HRC Committee provide the committee with the capability and perspective to oversee the Corporation’s executive compensation philosophy and objectives and the implementation of programs to meet those objectives.

The HRC Committee is responsible for reviewing and reporting to the Board of Directors on human resources planning, including: succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; BPO’s incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the Board approved succession plan for the CEO, reviews the position description of the CEO, establishes objectives against which to review and assess the CEO’s performance and annually assesses the performance of the CEO against these objectives.

The HRC Committee believes that the Corporation’s current compensation policies have been effective at retaining top talent and aligning their interests with the Corporation’s shareholders and that they meet the Corporation’s other objectives as described below under the heading “Report on Executive Compensation – Compensation Philosophy and Objectives”. For an overview of the annual compensation process, see “Report on Executive Compensation – Annual Compensation Process”.

The HRC Committee met four times in 2012. There are two HRC Committee meetings scheduled for 2013. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the HRC Committee is reviewed annually by the HRC Committee and the Governance and Nominating Committee and approved by the Board of Directors.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three directors, all of whom are independent: Robert L. Stelzl (Chairman), William T. Cahill and Michael Hegarty.

The Governance and Nominating Committee is responsible for reviewing the performance of the Board of Directors as a whole on an annual basis, including specifically reviewing areas in which the Board of Directors’ effectiveness may be enhanced. It is also responsible for identifying and reviewing the credentials of proposed nominees for election or appointment to the Board of Directors and for recommending candidates for Board membership. Before recommending a new candidate, the committee assesses candidates in relation to a matrix of criteria established by the Board of Directors to ensure he or she has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective Board of Directors. Character and behavioral qualities, including creditability, integrity and communications skills are also considered. The Chairman of the Governance and Nominating Committee and/or Lead Independent Director and/or the Chairman of the Board meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, the potential director must disclose possible conflicts of interest with BPO, and background checks, as appropriate, are completed.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	25

The director’s matrix which sets out the selection criteria and current strengths of the Board as a whole is set out below.

Director	CEO Management Skills	Compensation Expertise	Financial Experience	Governance	Growth Initiatives	Real Estate	International Operations
William T. Cahill			✓	✓		✓
Christie J.B. Clark			✓	✓		✓
Richard B. Clark	✓	✓	✓		✓	✓	✓
Jack L. Cockwell	✓	✓	✓	✓	✓	✓	✓
Dennis Friedrich	✓		✓		✓	✓
Michael Hegarty		✓	✓	✓	✓	✓
Brian W. Kingston			✓	✓	✓	✓	✓
Paul J. Massey Jr.		✓			✓	✓
F. Allan McDonald		✓	✓	✓	✓	✓	✓
Robert L. Stelzl			✓	✓	✓	✓
John E. Zuccotti	✓	✓	✓	✓	✓	✓

The Governance and Nominating Committee is also responsible for reviewing and reporting to the Board of Directors on: director compensation; the Charters of each existing committee; the position description for the Chairman; BPO’s corporate policies (including the Code, Disclosure Policy and Personal Trading Policy); and any recommended amendments to such documents. The committee also oversees the orientation of new directors, reviews all significant proposed related party transactions and situations involving a potential conflict of interest, and to the extent feasible, strives to ensure the CEO and the other executive officers of BPO are acting with integrity and developing a culture of integrity throughout BPO.

The Governance and Nominating Committee met three times in 2012. There are three Governance and Nominating Committee meetings scheduled for 2013. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and approved by the Board of Directors.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. The Governance and Nominating Committee, in consultation with the Chairman of the Board of Directors, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee Charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Corporation’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Corporation (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board of Directors has decided not to evaluate individual Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	26

Board and Management Responsibilities

Board Positions

The positions of Chairman of the Board and CEO are separate. Messrs. R. Clark and Zuccotti serve as Co-Chairmen of the Board of Directors and Mr. Friedrich serves as the CEO. As the Chairmen of the Board are not independent directors, the Board of Directors has appointed Mr. Stelzl as the Lead Independent Director. Mr. Stelzl is also the Chairman of the Governance and Nominating Committee. The Board has adopted written position descriptions for the Chairman, Lead Independent Director and CEO. These position descriptions are reviewed annually by the Board and can be found in the Corporate Governance Guidelines which are attached hereto as Appendix A.

The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. The Chairman of the Board is responsible for the following functions: preparing the agenda for each Board meeting in consultation with other members of the Board and the CEO; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure and assisting the Governance and Nominating Committee in making recommendations for committee appointments; together with the Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual directors; and working with the CEO and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

The Lead Independent Director presides over all private sessions of the independent directors of the Board and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and senior management and acted upon in a timely fashion. The Lead Independent Director consults with the Chairman on the agenda for each Board meeting and, in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual directors. The Lead Independent Director also acts as a liaison among the independent directors, the Chairman and the other directors.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation; and together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The primary responsibility of management is to safeguard BPO’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board of Directors has the responsibility to bring about appropriate change. BPO’s corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by its Board of Directors and its committees.

Senior management, primarily through the CEO, reports to and is accountable to the Board of Directors. The CEO, Mr. Friedrich, is also a member of the Board. At its meetings, the Board regularly engages in private sessions with the CEO without other members of management present. The independent directors are also given the opportunity to meet without management and related directors present at every Board and committee meeting, under the leadership of the Lead Independent Director.

Management Accountability

Business plans are developed to ensure the compatibility of shareholder, Board of Directors and management views on strategic direction, performance targets and utilization of shareholders’ equity. A session of the Board of Directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board of Directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of BPO knowing it has the necessary support from the Board of Directors. Material deviations from the plan are reported to and considered by the Board of Directors.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	27

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board of Directors and committees at their regular and special meetings, the directors are kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing BPO’s business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board of Directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of BPO.

Communication and Disclosure Policies

BPO has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that BPO’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board of Directors and is available on our website at www.brookfieldofficeproperties.com.

We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about BPO and ready access to our published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with BPO’s shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, Lead Independent Director or other Board members can do so directly or through the Secretary of the Corporation.

We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

Code of Business Conduct and Ethics

The Board of Directors encourages senior officers to create a culture of integrity throughout the organization. The Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Code is made available to each new director, officer and employee upon commencement of employment and each year all employees are required to acknowledge compliance with the Code. The Board of Directors monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and permits them to do so anonymously using the Corporation’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for directors may only be made by the Governance and Nominating Committee, exceptions for employees (other than the CEO) must be approved by the CEO and exceptions for the CEO must be approved by the Chairman of the Board. Any waiver will be disclosed by BPO to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. The Code is reviewed annually by the Board of Directors and the Governance and Nominating Committee and is posted on BPO’s website at www.brookfieldofficeproperties.com.

RISK MANAGEMENT

Risk assessment and risk management are the responsibility of management. Our Audit Committee has oversight for risk management with a focus on the most significant risks facing the Corporation, including strategic, operational, financial and legal and compliance risks. The Audit Committee oversees the Corporation’s policies and processes relating to the financial statements, the financial reporting process, compliance and auditing. Annually the Audit Committee receives a report on the top risks facing the Corporation and the details of actions taken and planned by management to manage these risks. Throughout the year, the Audit Committee also dedicates a portion of its meetings to review and discuss in greater detail other strategic, operational and reputational risks and risk management activities undertaken by the Corporation.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	28

The Audit Committee’s risk oversight process builds upon management’s risk assessment and mitigation processes, which include standardized reviews of strategic, operational, financial and legal and compliance risks facing the Corporation. BPO’s Enterprise Risk Management Steering Committee (the “ERM Steering Committee”), comprised of members of senior management from each business unit, is responsible for overseeing and coordinating risk assessment and mitigation on an enterprise-wide basis. The ERM Steering Committee is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures.

Our enterprise risk management program, which is managed by our corporate legal group, operates at the business level and is designed to identify, evaluate and mitigate risks within each of the following categories:

•	Strategic – risks relating to the Corporation’s future business plans and strategies, including the risks associated with the markets and industries in which we operate, demand for office space and competitive threats.
•	Operational – risks relating to the operation of our business such as safety and security, business disruption, human resources and reputational risks.
•	Financial – risks relating to our ability to meet our financial obligations and mitigate credit risk, liquidity risk and exposure to broad market risks, including volatility in foreign currency exchange rates and interest rates.
•	Legal and Compliance – risks relating to the government and regulatory environment, compliance with integrity policies and procedures, including those relating to financial reporting, and environmental risks.

Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk, escalated to the ERM Steering Committee and Audit Committee, as appropriate. The ERM Steering Committee assigns responsibility for the risks to the business or functional leader most suited to manage the risk. Assigned owners are required to continually monitor, evaluate and report on risks for which they bear responsibility. Enterprise risk leaders within each business and corporate function are also asked to present to the ERM Steering Committee on certain risks selected by the committee.

Depending on the nature of the risk involved and the particular business or function affected, we use a wide variety of risk mitigation strategies, including specific operational and financial approval limits, standardized processes and strategic planning reviews, operating reviews, insurance, and hedging. Our legal, strategic initiatives and leasing teams work together up to and through the execution of a lease, financing or other transactional agreement to mitigate legal, financial and operational risks. Furthermore, we centrally manage some risks by purchasing insurance, the amount of which is determined by balancing the level of risk retained or assumed with the cost of transferring risk to others. We manage the risk of fluctuations in economic activity and customer demand by monitoring industry dynamics and responding accordingly, including by adjusting capacity, implementing cost reductions and engaging in mergers, acquisitions and dispositions.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	29

PART FOUR - REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

The Board of Directors’ compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. The Board of Directors, through its Governance and Nominating Committee, annually reviews the compensation paid to our independent directors, taking into account the complexity of our operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to directors of comparable companies.

Directors of BPO who are not officers of BPO or its affiliates (“outside directors”) are entitled to receive an annual fee of $100,000 (the “Annual Fee”). The Board of Directors’ Lead Independent Director and the Chairman of the Audit Committee are also entitled to receive a supplemental annual retainer of $20,000 and members of the Audit Committee (other than the Chairman) are entitled to receive a supplemental retainer of $10,000. There are no additional fees paid to Board members for attendance at Board and committee meetings or for membership on standing committees of the Board.

Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Director Share/DSU Ownership Requirements

We established the Deferred Stock Unit (“DSU”) Plan for Non-Employee Directors to enhance BPO’s ability to attract and retain high quality individuals to serve as members of BPO’s Board and to promote a greater alignment of interests between outside directors and BPO’s shareholders.

A DSU is a unit, equivalent in value to a BPO common share, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the outside director. DSUs accumulate additional DSUs at the same rate as dividends on our common shares. At the end of the director’s tenure as a member of BPO’s Board, the director is paid, in cash, the market value of the common shares represented by the DSUs or, at the option of the director, that number of common shares purchased by a trustee, acting on our behalf, that is equal to the market value of the common shares represented by the DSUs.

The Board of Directors believes that directors can better represent BPO’s shareholders if they are shareholders themselves. Accordingly, at least half of the Annual Fee payable to an outside director will be paid in DSUs or the director will be required to purchase common shares of BPO with any cash payment until the number of DSUs accumulated and common shares owned by the director have an aggregate investment cost or current market value equal to $375,000. Thereafter the director may elect to take all of the Annual Fee in cash or DSUs or some combination thereof. In 2010, the Board adopted a policy that new directors must achieve these minimum ownership requirements within five years of joining the Board. Existing directors were given an additional one-year period to attain the minimum ownership requirements.

As of March 15, 2013, two of the six outside directors nominated for election at the Meeting owned common shares and DSUs having an aggregate investment cost or current market value in excess of the above ownership requirement. Four of the six outside directors nominated for election at the Meeting were recently appointed to the Board and have begun to acquire common shares or DSUs in accordance with the guidelines.

Director CompensatioN TABLES

Annual Director Compensation

In 2012, the outside directors received annual director compensation having a total value of $613,559. This was comprised of cash compensation of $351,059 and DSUs valued at $262,500, as described in further detail below. In 2012, outside directors of BPO received a total of $54,269 in directors’ reimbursed expenses.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	30

The following table provides details of the compensation received by directors (other than Richard B. Clark and Dennis H. Friedrich whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) during the year ended December 31, 2012.

Name	Fees Earned in Cash ($)	Share-Based Awards (DSUs) ($)(1)	Option- Based Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Gordon E. Arnell(3)(4)(7)	-	-	-	-	-	200,080	200,080
William T. Cahill	50,000	50,000	-	-	-	-	100,000
Christie J.B. Clark(5)	88,559	-	-	-	-	-	88,559
Jack L. Cockwell	-	-	-	-	-	-	-
Michael Hegarty(5)	55,000	55,000	-	-	-	-	110,000
Paul J. Massey Jr.	37,500	37,500	-	-	-	-	75,000
F. Allan McDonald(5)	55,000	55,000	-	-	-	-	110,000
Robert L. Stelzl(5)	65,000	65,000	-	-	-	-	130,000
John E. Zuccotti(6)(8)	-	-	159,300	-	-	1,200,000	1,359,300

Notes:

(1)	Based on the closing price of a common share on the NYSE on the grant date for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on the grant date converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date.
(2)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the share option plan and using the following assumptions: volatility = 38.8%; risk-free rate = 1.5%; expected term = 7.5 years; and dividend yield = 3.4%.
(3)	Compensation was paid in Canadian dollars and is converted using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.0004.
(4)	In 2012, Mr. Arnell received an annual fee for his services as Co-Chairman of the Board of Directors and for consultancy services provided to BPO. Not included on this table is a pension that Mr. Arnell received relating to his prior service as an officer of the Corporation. The amount paid to him under this pension in 2012 was $241,056.
(5)	The compensation shown above for Messrs. Stelzl, C. Clark, Hegarty and McDonald includes the additional retainers for acting as Lead Independent Director and member of the Audit Committee, Chairman of the Audit Committee, member of the Audit Committee and member of the Audit Committee, respectively, during 2012.
(6)	In 2012, Mr. Zuccotti received an annual fee for his services as Chairman of one of BPO’s subsidiaries and for consultancy services provided to BPO. The annual fee is comprised of $500,000 in base salary, a cash bonus of $700,000 and the grant of 45,000 options with a value of $159,125.
(7)	The values in this row do not include $370,952 of in-the-money value from 45,000 options which Mr. Arnell exercised in 2012. These options were expiring on December 31, 2012.
(8)	The values in this row do not include $298,559 of in-the-money value from 36,000 options which Mr. Zuccotti exercised in 2012. These options were expiring on December 31, 2012.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	31

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for each of the directors (other than Richard B. Clark and Dennis H. Friedrich whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the share-based awards and option awards outstanding as of December 31, 2012.

	Option-Based Awards				Share-Based Awards (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)
Gordon E. Arnell	56,250	13.08	12/31/2013	221,063	–	–	–
	56,250	16.27	12/31/2014	41,625	–	–	–
	56,250	20.17	12/31/2015	–	–	–	–
	56,250	31.21	12/31/2016	–	–	–	–
	56,250	19.11	12/31/2017	–	–	–	–
	56,250	6.15	12/31/2018	610,875	–	–	–
	57,000	12.98	12/31/2019	229,710	–	–	–
	50,000	17.35	12/31/2020	–	–	–	–
	50,000	17.84	12/31/2021	–	–	–	–
William T. Cahill	–	–	–	–	–	–	478,879
Christie J.B. Clark	–	–	–	–	–	–	–
Jack L. Cockwell	–	–	–	–	–	–	–
Michael Hegarty	–	–	–	–	–	–	126,783
Paul J. Massey Jr.	–	–	–	–	–	–	25,833
F. Allan McDonald	–	–	–	–	–	–	70,870
Robert L. Stelzl	–	–	–	–	–	–	428,576
John E. Zuccotti	45,000	13.08	12/31/2013	176,850	–	–	–
	45,000	16.27	12/31/2014	33,300	–	–	–
	45,000	20.17	12/31/2015	–	–	–	–
	45,000	31.21	12/31/2016	–	–	–	–
	45,000	19.11	12/31/2017	–	–	–	–
	45,000	6.15	12/31/2018	488,700	–	–	–
	45,000	12.98	12/31/2019	181,350	–	–	–
	45,000	17.35	12/31/2020	–	–	–	–
	45,000	17.84	12/31/2021	–	–	–	–

Notes:

(1)	The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on December 31, 2012 of $17.01 for U.S. dollar denominated options.
(2)	The market value of a DSU is equal to the closing price of a common share on the NYSE on December 31, 2012 of $17.01 for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, is equal to the closing price of a common share on the TSX on December 31, 2012 of C$16.96 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	32

Incentive Plan Awards Vested or Earned During 2012

The following table indicates for each of the directors (other than Richard B. Clark and Dennis H. Friedrich whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the incentive plan awards vested or earned during 2012.

Name	Option based Awards – Value Vested During the Year(1) ($)	Share based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Gordon E. Arnell	168,117	–	–
William T. Cahill	–	50,000	–
Christie J.B. Clark	–	–	–
Jack L. Cockwell	–	–	–
Michael Hegarty	–	55,000	–
Paul J. Massey Jr.	–	37,500	–
F. Allan McDonald	–	55,000	–
Robert L. Stelzl	–	65,000	–
John E. Zuccotti(3)	134,010	–	700,000

Notes:

(1)	Based on the amount by which the value of our common shares under option exceeded the exercise price of such options on the vesting date. The market value of our common shares is based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, is based on the closing price of a common share on the TSX. Canadian dollar amounts are converted into U.S. dollars at the Bloomberg mid-market exchange rate on the vesting date.
(2)	Based on the closing price of a common share on the NYSE on the vesting date for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on the vesting date and converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date. Directors are immediately vested in their DSUs but do not receive payment in respect of their DSUs until they cease to be directors.
(3)	In 2012, Mr. Zuccotti received an annual fee for his services as Chairman of one of BPO’s subsidiaries and for consultancy services provided to BPO. As part of that annual fee he received a cash bonus of $700,000.

Equity Ownership of Directors

The following table sets out the total number of common shares and DSUs held by nominees proposed to be elected to the Board as of March 15, 2013, along with the market value of those holdings as at March 15, 2013 expressed in U.S. dollars. See the tables under the heading “Business of the Meeting – Election of Directors – Director Nominees” for information on the individual equity ownership of the director nominees.

Holdings as at March 15, 2013	Common Shares (#)	DSUs (#)	Common Shares & DSUs (#)	Equity at Risk(1) ($)
Total	572,785	665,788	1,238,573	20,671,782

Note:

(1)	Based on the closing price of a common share on the NYSE on February 28, 2013 of $16.69.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	33

PART FIVE - REPORT ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable for 2012 to our named executive officers. For 2012, our named executive officers were (a) Richard B. Clark, our CEO, who served in this position until July 1, 2012; (b) Dennis H. Friedrich, who was appointed as CEO effective as of July 1, 2012; (c) Bryan K. Davis, our Chief Financial Officer; (d) Thomas F. Farley, our President and Global Chief Operating Officer; (e) Mitchell E. Rudin, our President and Chief Executive Officer, U.S. Commercial Operations; and (f) T. Jan Sucharda, our President and Chief Executive Officer, Canadian Commercial Operations.

The Corporation believes that its compensation objectives and approach to executive compensation as discussed in detail below align the interests of management with the long-term interests of shareholders and are appropriate.

Composition and Mandate of the HRC Committee

The HRC Committee is comprised of three directors: Richard B. Clark (Chairman), Paul J. Massey Jr. and F. Allan McDonald. Taking into account the alignment of interests between BAM and the minority shareholders of BPO, the independence of the BAM representative from BPO’s management and the majority of the members of the HRC Committee being independent directors, the Board of Directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

The HRC Committee typically meets four times during the year, and at other times as required, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The HRC Committee met four times during 2012.

The HRC Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of senior executives, including the named executive officers. The HRC Committee makes recommendations to the Board of Directors with respect to the compensation of the named executive officers and the Board gives final approval on compensation matters. The HRC Committee also works with the Board to oversee our compensation risk management.

Each year, the HRC Committee determines that there are suitable candidates for the purpose of CEO and other key employee succession planning. In addition, the HRC Committee spends time each year with management reviewing the performance and development of executives who are earlier in their career. In 2012, this review was completed with the full Board. The HRC Committee believes that this review is important to succession planning and to the compensation process. The Corporation has a long history of developing executives from within rather than hiring senior executives externally and the award of long-term incentives is an important component of rewarding and retaining these executives.

COMPENSATION CONSULTANTS

The HRC Committee has the authority to retain independent compensation advisors. The HRC Committee believes that, while salary and short-term incentives are elements of compensation that can be accurately benchmarked, the nature of long-term incentives and the many different structures used by organizations make it more difficult to benchmark awards at the time of grant without an understanding of the assumptions used to value the award. Given the Corporation’s emphasis on long-term incentives, which is not the focus of most benchmark surveys, the HRC Committee has not defined a peer group or benchmarked executive officer compensation against a comparator group. Neither the Board of Directors nor the HRC Committee retained a compensation consultant or advisor in 2012 or 2011. If the Board of Directors or the HRC Committee engages outside consultants in the future, appropriate steps will be taken to ensure they are independent and provide no other services to the Corporation or its management.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	34

In the past, management of the Corporation has used the services of a compensation advisor in certain circumstances to assist in determining appropriate levels of salary and bonus payable to our executive officers in the United States. No such compensation consultants or advisors were retained in 2012 or 2011 by management.

Compensation Philosophy AND OBJECTIVES

The Corporation has adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions, and to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value as reflected in the growth in value of the Corporation’s common shares. This is achieved in large measure by aligning management’s interests with those of shareholders by basing a significant portion of their rewards and personal wealth creation on ownership of common shares or equivalents thereof.

Accordingly, the Corporation’s compensation arrangements are intended to:

•	attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the longer term;
•	encourage long-term decision making with a focus on capital preservation and risk adjusted returns;
•	foster an environment of teamwork and co-operation;
•	reward consistent performance over the longer term;
•	be transparent to the employees and shareholders of the Corporation; and
•	encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly.

In order to achieve these objectives, we seek to provide an industry competitive total compensation package comprised of base salary, short-term incentives and long-term incentives with an emphasis on the long-term incentive programs described below. We believe this mix encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of our shareholders by providing a significant amount of variable compensation which is linked to individual performance and increases in shareholder value. Each executive’s compensation is based on the relative role and responsibility of the individual as compared to other executive officers within BPO, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the CEO. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual.

Compensation Elements

The key components of executive officers’ compensation are:

•	Base salary – intended to provide a competitive and stable annual salary for each executive officer at a level consistent with such officer’s individual contributions;
•	Short-term incentives – intended to link each executive officer’s compensation to our performance and to such officer’s individual performance; and
•	Long-term incentives – intended to encourage actions to maximize long-term shareholder value.

Total annual compensation awarded to senior executives, including the named executive officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with the Corporation’s focus of long-term value creation. Furthermore, a significant amount of annual compensation for these executives is represented by awards pursuant to the Corporation’s long-term incentive plans which vest over time.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	35

Base Salary

The annual base salary for each of our named executive officers was initially determined at the time of hire based on a number of customary factors, including market surveys, and is memorialized in an offer letter provided to the executive officer. Base salaries for all the Corporation’s executive officers are reviewed annually to ensure that they are competitive within our industry and reflect the relative contribution of each executive within the team. We believe base salaries for executive officers should be lower than average for the industry allowing total compensation opportunity to be weighted toward performance-based awards in order to better align these executive officers’ interests with those of shareholders.

Short-Term Incentives

Short-term incentives, represented by cash bonus awards, are intended to motivate and reward participants for annual business achievements and for making decisions and taking actions consistent with the Corporation’s long-term focus and are not intended to be the most significant component of an executive’s compensation. The annual target bonuses for each of our named executive officers are set out each year as a percentage of the executive’s base salary but are ultimately discretionary based on both the performance of BPO and the individual executive officer. Our performance is measured based on a review of individual, team and corporate performance during the year and is not formulaic based on specific operational or individual performance targets. Refer to “– Annual Compensation Process” for a description of the types of performance criteria used.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve BPO’s financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to executive officers is based on criteria similar to those for short-term incentives.

Our long-term incentive plans consist of five elements which are described below in more detail:

•	a share option plan under which BPO grants options to certain employees and officers to purchase our common shares at a fixed price;
•	a Management Global Share Option Plan under which BPO grants share appreciation rights to certain employees and officers;
•	a Management Option Plan under which BPO grants to certain executives management options linked to the performance of their business unit;
•	a Restricted Stock Plan under which BPO grants restricted shares to certain executives; and
•	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of DSUs.

Share Option Plans

The 1990 Plan provides for the issuance of up to 39 million common shares under the plan, representing 7.7% of the total number of outstanding common shares as at March 15, 2013. As at March 15, 2013, 22,397,056 common shares are issuable upon exercise of outstanding options, representing 4.4% of the total number of outstanding common shares; 12,837,056 common shares have been issued under the plan, representing 2.5% of the total number of outstanding common shares; and 3,765,888 common shares remain available for issuance under the plan, representing 0.7% of the total number of outstanding common shares. The grant rate for stock options issued as compensation for the year ended December 31, 2012 as a percentage of common shares outstanding was 0.5% (2011 – 0.5%).

The 2013 Plan provides for the issuance of up to 15 million common shares under the plan, representing 3% of the total number of outstanding common shares as at March 15, 2013. As at March 15, 2013, there have been no grants under the 2013 Plan.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	36

The 1990 Plan and the 2013 Plan (collectively, the “Plans”) have substantially the same terms other than the maximum number of common shares issuable under each plan. The following is a summary of the Plans:

The maximum number of common shares reserved for issuance to any one person under the Plans is 5% of the outstanding common shares (on a non-diluted basis) less the aggregate number of common shares reserved for issuance under any other security based compensation arrangement of the Corporation. The number of common shares issuable to insiders, at any time, under the Plans and all security based compensation arrangements of BPO cannot exceed 10% of our issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under the Plans and all security based compensation arrangements of BPO cannot exceed 10% of our issued and outstanding common shares. The exercise price of options under the Plans is determined by the Board of Directors and may not be less than the closing price of a common share on the NYSE on the last trading day preceding the date of the grant. If the approval date for an option grant falls in a blackout period, the effective grant date may not be less than six business days after the blackout ends and the exercise price for the options approved during a blackout period is the volume-weighted average trading price of the common shares on the NYSE for the five business days preceding the effective grant date.

The Board of Directors may determine vesting terms for options and the practice has been for options to vest as to 20% at the end of each year on a cumulative basis and be exercisable over a 10-year period. Vested options may be exercised at the election of a participant by either a purchase of the underlying common shares for cash in the amount of the exercise price or the receipt, without payment by the participant, of an amount per option equal to the difference between the exercise price of the option and the price at which the underlying common shares are sold on the market less expenses and applicable taxes.

All options immediately cease to be exercisable if the holder ceases to be an eligible person under the Plans for any reason except termination other than with cause or due to death, retirement or disability. If the holder’s employment is terminated other than with cause or due to disability, the holder has 60 days after the participant’s termination date to exercise vested options. If the holder retires, vested options remain exercisable until the original expiry date. If the holder dies, the holder’s representatives have six months to exercise vested options. If an option would expire during a blackout period or within 10 days after the end of a blackout period (other than in the case of a termination for cause), the term of the option is automatically extended until 10 business days after the end of the blackout period. On a change of control, the Board has the discretion to accelerate the vesting of options and make such changes to the terms of the options as it considers fair and appropriate in the circumstances, including, but not limited to, providing that options which are not exercised in connection with the change of control expire. Unless otherwise determined by the Board, the Corporation does not provide any financial assistance to plan participants to facilitate the purchase of common shares issued pursuant to the exercise of options under the Plans. The options are not assignable however shareholders will be asked at the Meeting to approve amendments to the 1990 Plan that will, among other things, allow options to be assigned by the plan participant to his or her spouse, descendants or immediate family members for estate planning purposes but will not be otherwise transferable.

Shareholder approval is required for certain amendments to the Plans, namely: (i) amendments to the maximum number of common shares issuable under the share option plan; (ii) amendments reducing the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights or similar plan, where such reduction does not include the cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price; (iii) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; (iv) amendments extending eligibility to participate in the share option plan to non-employee directors; (v) amendments to permit options to be transferred other than by testate or intestate session; (vi) amendments to permit the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the share option plan reserve; and (vii) amendments to permit awards, other than options, to be made under the share option plan. At the Meeting, shareholders will be asked to approve amendments to the 1990 Plan that will update the amendment provisions as described under the heading “Business of the Meeting – Amendment to Share Option Plan”.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	37

Management Global Share Option Plan

In 2011, the Corporation adopted a Management Global Share Option Plan for officers and employees outside of the United States and Canada in order to address tax changes in jurisdictions outside of North America. The terms of this plan are substantially similar to the share option plan except that participants do not receive the Corporation’s shares when exercising their rights under this plan. Rather, their sole entitlement is to a cash payment equal to the increase in the value of a specified number of shares over a specified period of time. None of our named executive officers participate in this plan.

Brookfield Office Properties Australia 2012 Management Option Plan

In 2012, the Corporation adopted a management option plan for officers and employees in its Australian business unit in order to provide those executives with compensation more directly linked to the performance of their business unit. The management options have an exercise price based on the fair market value of our Australian assets at the time of the award. Upon the exercise of a management option, the participant will receive a cash payment equivalent to the difference between the adjusted fair market value of the assets at the time of the exercise and the exercise price of that management option. Management options issued under the plan vest in equal installments over a period of five years and are exercisable over a ten year period. None of our named executive officers participate in this plan.

Restricted Stock Plan

The Corporation established a Restricted Stock Plan in 2011 to provide the Corporation and its executives with alternatives to the Corporation’s existing plans which allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become shareholders, receive dividends and to have full ownership of the shares after the restriction period ends. Restricted shares vest in equal installments over a period of five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Vested and unvested restricted shares must be held until the fifth anniversary of the award date. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the Corporation’s common shares. Prior to the fifth anniversary of the award date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares.

Deferred Share Unit Plan for Employees

In order to promote a greater alignment of interests between senior officers of the company and shareholders, BPO also has a Deferred Share Unit Plan for Employees which allows officers to elect to receive their annual bonus awards in DSUs instead of cash based on a rate set at the discretion of the Board of Directors on the award date. The portion of the annual bonus award elected to be received in DSUs by the officer may, at the discretion of the Board of Directors, be increased by a factor of up to two times for purposes of calculating the number of DSUs to be allocated. An officer who holds DSUs will receive additional DSUs as dividends are paid on the common shares of BPO, on the same basis as if the dividends were re-invested. The DSUs vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the DSUs, when redeemed, will be equivalent to the market value of an equivalent number of common shares of BPO at the time the conversion takes place. None of our named executive officers participated in this plan in the last three fiscal years.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	38

Other Compensation

As outlined above, base salary, annual management incentive plan awards and participation in the Corporation’s long-term incentive plans are the primary elements of total compensation for executive officers. Our officers also participate in company-sponsored benefit programs available broadly to our salaried employees, including health and dental plans, group term life insurance and short- and long-term disability insurance. All salaried employees, including our named executive officers, are also eligible to receive an annual contribution to a registered retirement savings plan based on local market practice.

Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements with its named executive officers, except for Mr. Rudin, whose entitlements are described and quantified below under “Employment Contracts”. As described above, no incremental entitlements under our long-term incentive plans are automatically triggered by termination, resignation, retirement or a change in control.

APPROACH TO RISK MANAGEMENT

We have adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. One of the principles underlying our compensation programs is rewarding risk management and ensuring executives are not rewarded based on performance in the short term before the risks associated with the performance are likely to materialize. The HRC Committee and the Board review our major compensation policies and programs annually against business objectives and the risks to which they are exposed to ensure that the design of major compensation programs and payout align with sound risk management principles and practices.

For our executive officers, rewards are largely based on creating long-term shareholder value as reflected in the growth in value of our common shares. Alignment of interests of our executives with those of our shareholders is achieved in large measure by basing a significant portion of the executive’s rewards and personal wealth creation on ownership of our common shares or equivalents thereof. Share ownership is the foundation of the Corporation’s compensation approach and has been a long standing practice for us. For our executive officers, long-term incentives are granted predominantly in the form of option awards. As there is no current value when options are awarded, executives only benefit if shareholders do well over the longer term through an increased share price. The emphasis on long-term share ownership and participation in our long-term incentive plans, including vesting arrangements and hold periods, encourages management to follow a rigorous forward-looking risk assessment process in their approach to business decisions, given that the full impact of many such decisions may not be realized or properly assessed until well into the future.

We also have three formal policies which (i) support the alignment of interests of our executives with our shareholders and (ii) encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. Details of these policies follow:

1.	Option Exercise Hold Periods - In order to minimize any appearance of certain senior executive officers opportunistically exercising options for short-term gains, our Board of Directors adopted a policy providing that the named executive officers shall hold, for at least one year after the exercise of options, common shares, held directly or indirectly, options and/or DSUs (in each case, whether vested or unvested) of BPO having a value equal to the net after-tax cash realized from the exercise of such options, starting with options granted in 2003.

2.	Hedging of Economic Risks for Personal Equity Ownership - Executives may not purchase or sell BPO’s securities with the intention of reselling or buying back in a relatively short period of time in the expectation of a rise or fall in the market price of the securities (as distinguished from purchasing or selling securities as part of a long term investment program) and may not, at any time, sell BPO’s securities short or buy or sell call or put options or other derivatives in respect of such securities. Executives and directors are also prohibited from entering into other transactions, including purchasing financial instruments, which have the effect of hedging the economic value of any direct or indirect interests of the executive or director in the Corporation’s common equity.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	39

3.	Recovery of Incentive and Equity-Based Compensation - Specified executives, as described below, are required to repay to the Corporation an amount equal to some or all of any bonus or other incentive-based or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the HRC Committee which will recommend appropriate action to the Board of Directors and will take appropriate steps to ensure that such amounts are recovered. In the case of a significant restatement of financial results, the CEO and the Chief Financial Officer may be required to make such a repayment. In the case of Detrimental Conduct, members of the Corporation’s Executive Committee may be asked to make such a repayment. “Detrimental Conduct” includes participating in transactions which were under way or contemplated at the time of termination, solicitation of clients or employees, disclosing confidential information or making inappropriate and defamatory remarks about the Corporation. This policy relates to any such amounts received within two years prior to the event giving rise to the claim and includes both monetary payments and shares received from exercise of options or the redemption of restricted share units or deferred share units.

The Corporation believes that its compensation approach, current policies and practices (i) encourage management to assess the risks associated with their decisions, (ii) minimize an executive’s ability to benefit from taking risks that increase the performance in the short-term at the expense of long-term value, and (iii) hold the appropriate executives accountable for their decisions both during and post departure from BPO and has not identified any risks arising from our compensation approach, policies or practices that are reasonably likely to have a material adverse effect on the Corporation.

ANNUAL COMPENSATION PROCESS

Our performance management process, which is tied to our annual compensation process, determines the merit increases to base salary, bonus percentages and restricted stock to be allocated to each employee, including the named executive officers. Under this process, merit increases and bonus awards are awarded based on:

•	Company performance – this amount is not predetermined and can vary based on annual company data such as financial and other operational achievements; the performance of competitors in the real estate industry; macroeconomic factors; and the efforts and achievements of the executive team.

•	Individual performance – this amount is based on a review of individual performance during the year and is not formulaic based on specific operational or individual performance targets. Rather, qualitative and quantitative factors such as the following may be considered: economic performance of their division; managing non-income producing recurring capital expenditures to the annual budget; controlling general and administrative expenses; executing our acquisition, disposition and development programs according to plan; formulating and managing both general and specific leasing strategies; optimizing secured and unsecured borrowing; and strengthening operational, budgeting and management processes.

The number of options granted each year is typically based upon a multiple of the officer’s base salary for that year and the value of such options is based upon the Black-Scholes value of the option on the date of grant discounted by 25% to reflect the five-year vesting and one-year holding provisions for such options and certain assumptions such as volatility, risk, term and dividend yield. Previous option grants are not taken into account when considering new grants.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	40

Annually the CEO presents the HRC Committee with a report on compensation which details the proposed compensation for senior management, including the named executive officers (other than with respect to the CEO’s compensation). The report includes a summary of the previous year’s compensation, including the allocation of such compensation among base salary, short-term incentives and long-term incentives, based on the criteria above, as well as a proposal for the current year’s base salary. The HRC Committee considers the recommendations of the CEO, including, where applicable, the performance of the named executive officers, and determines the appropriate recommendations to be presented to the Board of Directors for approval.

Following the HRC Committee’s consideration of the CEO’s recommendations, the HRC Committee evaluates, in the absence of the CEO, the individual performance of the CEO and prepares a recommendation to the Board of Directors regarding the CEO’s total compensation package, including base salary, short-term incentives and long-term incentives.

The Board of Directors then meets to consider and, if deemed appropriate, approve the recommendations of the HRC Committee regarding executive compensation, including the compensation for the named executive officers and the CEO.

On January 31, 2013, the HRC Committee reviewed the report on compensation for 2012 presented by Mr. Friedrich and determined that the resulting compensation was reasonable and reported its conclusions with respect to the foregoing to the Board of Directors. The HRC Committee reported that the compensation arrangements for the named executive officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Philosophy and Objectives” above and support the creation of shareholder value over the longer term as well as the attraction and retention of executives who make decisions with a long-term view while considering risks related to their decisions and actions. The Board of Directors then approved these recommendations, along with the CEO’s compensation package proposed by the HRC Committee based on the achievements of the CEO as detailed below under “CEO Compensation”. The HRC Committee and the Board of Directors also received and reviewed this “Report on Executive Compensation” prior to its disclosure to the public. For detail on the actual compensation paid to the named executive officers in 2010, 2011 and 2012, see the table under the heading “Compensation of Named Executive Officers.”

CEO COMPENSATION

Our CEO, Mr. Friedrich, has been charged by the Board of Directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cash flow and return on capital throughout economic cycles.

Annually the CEO presents to the Board of Directors a business plan that incorporates both short and long-term growth objectives for BPO for the upcoming year. This business plan includes specific operational targets and more directional objectives related to implementation of the long-term business strategy. These objectives are meant to be stretch targets and provide the Board of Directors with examples of various transactions and initiatives that management believes will create shareholder value over the longer term.

The CEO’s personal performance is reviewed at the conclusion of the year in relation to the advancement of the business plan set out at the beginning of the year, including the implementation of the long-term business strategy and other accomplishments.

The CEO’s overall compensation as an officer of BPO is linked largely to the Corporation’s performance in the context of the overall economic environment, relative to industry peers and as reflected by the growth in BPO’s earnings and operating cashflow and the translation of these attributes over time into a higher intrinsic value of the business and, in the longer term, a higher price for our common shares.

The HRC Committee determined that BPO had met the majority of its operational targets in 2012 and that Mr. Friedrich had advanced the business strategy in a manner consistent with creation of value for shareholders over the longer term. Achievements of Mr. Friedrich in 2012 included:

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	41

•	Earned Funds from Operations (“FFO”) of $650 million versus guidance of $626 million and $640 million in 2011. FFO per share of $1.14 exceeded guidance of $1.10 per share:

o	Achieved commercial property net operating income of $1.5 billion compared with $1.3 billion in the prior year on a proportionate basis

o	Achieved same property net operating income growth of 2.7%, well above target of 1%

•	Achieved a total return to common shareholders of $2.93 per share or 16.4% of opening common shareholders equity

•	Continued to be proactive in leasing of available space and near-term expiries by executing 6.8 million square feet of leases versus 7.4 million square feet of expiries:

o	Reduced 2013-2017 lease rollover exposure by approximately 200 basis points as a result of early lease renewals

o	Achieved high end of year occupancy rate of 92%
o	Increased the Corporation’s in-place rents to $30.93 per square foot compared to $27.95 per square foot at the end of the prior year as a result of in-year leasing at rents on average 34% in excess of expiring rents

•	Advanced efforts to recycle capital out of mature assets and non-core markets into more accretive value add opportunities representing higher quality assets:

o	Executed four asset sales realizing an unlevered internal rate of return of 8.5% and total proceeds of $0.2 billion

o	Acquired six assets totaling $1.0 billion at an attractive expected stabilized capitalization rate of 6.9% and unlevered internal rate of return of 8.0%, including:

▪	Entered into a new market through acquisition of Met Park in Seattle

▪	Expanded our presence in London through a portfolio acquisition of four operating properties

•	Privatized Wynyard Properties Holdings Group, an Australian-based real estate company after establishing an initial investment through the purchase of debentures at a significant discount to fair value

•	Advanced development and re-development initiatives:

o	Advanced the $250 million retail redevelopment plan for Brookfield Place New York

o	Completed the $40 million retail redevelopment plan at Fig at 7th in Los Angeles

o	Completed the development of the 953,000 square foot Brookfield Place Perth

o	Completed the three year interior and exterior rejuvenation project at First Canadian Place

o	Commenced the development of the 980,000 square foot Bay Adelaide East with the signing of a 420,000 square foot anchor tenant

o	Commenced the development of the deck at Manhattan West

o	Acquired an incremental 37.5% interest in 100 Bishopsgate Place and a 50% interest in the London Wall development site in the City of London

o	Acquired Bow Parkade to position 225 Sixth as a premier development site in Calgary

o	Acquired an interest in a prime Sydney development site through the successful privatization of Wynyard Properties Holdings Group

•	Ended the year with liquidity of approximately $1.2 billion, up from $835 million at the end of the prior year:

o	Received repayment of residential note of C$480 in full, well in advance of maturity

o	Completed the issuance of a series of perpetual preferred shares raising C$250 million of proceeds at an average rate of 4.6%

o	Completed two issuances of Senior Notes totaling C$350 million at an average rate of 4.2% and for an average term of 5.4 years

o	Increased our corporate revolving credit facility to $695 million from $660 million and increased the corporate revolving credit facility at our Canadian subsidiary to C$200 million from C$125 million

o	Completed $2.1 billion in financings or refinancings raising net new capital of $0.9 billion

•	Removed water, restored services and re-opened our 13 million square foot portfolio in Lower Manhattan impacted by Hurricane Sandy on October 30th with minimal disruption to our tenants

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	42

•	Awarded NAREIT’s 2012 Leader in the Light distinction in the Office-Large Cap category which recognizes companies that demonstrate superior and sustained portfolio-wide energy use practices and sustainability initiatives

o	Achieved 17 LEED certifications
o	BPO’s office portfolio was ranked #2 out of 22 companies in its peer group and #40 out of 451 companies globally that voluntarily submitted to the GRESB (Global Real Estate Sustainability Benchmark) survey. This survey measures a real estate portfolio’s energy and water use, greenhouse gas emissions, recycling and waste management practices, and overall sustainability policies

For details on the actual compensation paid to Mr. Friedrich in 2010, 2011 and 2012, see the table under the heading “Compensation of Named Executive Officers”.

Performance Graphs

Common Shares (TSX)

The following shows the cumulative total shareholder return for the Corporation’s common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	December 31
	2007		2008		2009		2010		2011		2012
S&P/TSX Composite Total Return Index	C$	100.00	C$	67.00	C$	90.48	C$	106.41	C$	97.14	C$	104.13
Brookfield Office Properties Inc.	C$	100.00	C$	50.47	C$	74.14	C$	105.41	C$	99.18	C$	108.81

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	43

Common Shares (NYSE)

The following shows the cumulative total shareholder return for the Corporation’s common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

	December 31
	2007	2008	2009	2010	2011	2012
NYSE Composite Total Return Index	$100.00	$60.74	$77.92	$88.36	$68.85	$77.74
Brookfield Office Properties Inc.	$100.00	$41.87	$70.08	$105.07	$99.00	$108.99

Trend

The trend shown by the above performance graphs reflects a decrease in the cumulative shareholder return from 2007 to 2008, followed by an increase from 2008 to 2012 with a slight decrease in 2011. The compensation awarded to our named executive officers, except for base salary, is dependent on the performance of the Corporation’s common shares and generally has followed the trend in the performance graphs. Consistent with the Corporation’s compensation philosophy, the value of the compensation awarded to the named executive officers on an annual basis did not vary significantly from 2007 to 2012 other than special awards granted to recognize exceptional performance. These awards were generally made in the form of options to purchase common shares rather than cash. The value of these option grants is based upon the Black-Scholes value of the option on the date of grant, which takes into account the market price of our common shares at the time of grant, and is therefore in line with the trend in the above performance graphs.

OPTION AWARDS

The CEO is responsible for submitting annual option grant recommendations (other than with respect to grants to the CEO) to the HRC Committee. The HRC Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards to be presented to the Board of Directors for approval (including grants to the CEO). The Board of Directors considers the HRC Committee’s recommendations regarding annual awards and, if advisable, approves these recommendations at fixed meeting dates which are specified in advance. Occasionally, options may be granted during the year for certain new hires, promotions and for other circumstances. In such circumstances, the grants are made in accordance with BPO’s stock option grant policy, which mandates the approvals required for the grant.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	44

Compensation of named executive officers

The following table sets out the compensation paid to the CEO, Chief Financial Officer and other named executive officers.

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value $	All Other Compensation ($)(2)	Total Compensation ($)
Richard B. Clark (3)(4)(5)(6)(11)	2012	700,000	–	–	1,500,000	–	–	12,500	2,212,500
Chairman (Former Chief	2011	600,000	–	–	3,100,000	–	–	12,250	3,712,250
Executive Officer)	2010	600,000	546,000	546,000	4,000,000	–	–	12,250	5,704,250

Dennis H. Friedrich(6)(8)(10)(12)	2012	650,000	–	885,000	1,300,000	–	–	12,500	2,847,500
Chief Executive Officer	2011	500,000	500,000	813,120	1,000,000	–	–	12,250	2,825,370
	2010	475,000	–	273,000	1,000,000	–	–	12,250	1,760,250

Bryan K. Davis	2012	400,000	–	495,600	400,000	–	–	12,500	1,308,100
Chief Financial Officer	2011	400,000	–	522,720	400,000	–	–	–	1,322,720
	2010	350,000	–	273,000	500,000	–	–	–	1,123,000

Thomas F. Farley(3)(4)(5)(7)(10)(13)	2012	500,200	–	555,780	1,000,400	–	–	20,716	2,077,096
President and Global Chief	2011	507,315	–	569,910	1,014,630	–	–	25,073	2,116,928
Operating Officer	2010	442,440	–	273,000	983,200	–	–	22,829	1,721,469

Mitchell E. Rudin(9)	2012	500,000	500,000	417,720	1,000,000	–	–	12,500	2,430,220
President and CEO, U.S.	2011	625,000	4,227,950	464,640	1,000,000	–	–	–	6,317,590
Commercial Operations	2010	–	–	–	–	–	–	–	–

T. Jan Sucharda(7)	2012	450,180	–	531,000	450,180	–	–	22,979	1,454,339
President and CEO, Canadian	2011	365,267	–	573,540	456,584	–	–	23,778	1,418,169
Commercial Operations	2010	329,372	–	273,000	196,640	–	–	19,664	818,676

Notes:

(1)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of the share option plan and using the following assumptions: volatility = 38.8%; risk-free rate = 1.5%; expected term = 7.5 years; and dividend yield = 3.4%.
(2)	These amounts represent annual retirement savings contributions.
(3)	In February 2011, Messrs. Clark and Farley were granted 100,000 and 27,000 stock options, respectively, pursuant to BAM’s share option plan in connection with their roles as executive officers of BAM’s global real estate group in 2010. The options are exercisable at a price of $32.61. Such options were issued by BAM at no cost to BPO. The grant date fair values of these options were $787,000 and $212,490, respectively, which are not included in this table.
(4)	In February 2012, Messrs. Clark and Farley were granted 250,000 and 36,500 stock options, respectively, pursuant to BAM’s share option plan in connection with their roles as executive officers of BAM’s global real estate group in 2011. The options are exercisable at a price of $31.32. Such options were issued by BAM at no cost to BPO. The grant date fair values of these options were $1,635,000 and $238,710, respectively, which are not included in this table.
(5)	In February 2013, Messrs. Clark and Farley were granted 300,000 and 25,000 stock options, respectively, pursuant to BAM’s share option plan in connection with their roles as executive officers of BAM’s global real estate group in 2012. The options are exercisable at a price of $37.82. Such options were issued by BAM at no cost to BPO. The grant date fair values of these options were $2,397,000 and $199,750, respectively, which are not included in this table.
(6)	Messrs. Clark and Friedrich did not receive any additional compensation for acting as directors of BPO.
(7)	Compensation was paid in Canadian dollars and is converted using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.004; the exchange rate on March 1, 2012 of C$1.00 = US$1.01463 for the year 2011; and the exchange rate on February 24, 2011 of C$1.00 = US$0.9832 for the year 2010.
(8)	Mr. Friedrich was awarded 28,323 restricted shares of BPO in February 2012 relating to 2011 performance. The number of restricted shares awarded was based on a price of $17.65, the volume weighted average price of the common shares on the NYSE for the five days preceding the award date less the value of the required withholding taxes.
(9)	Mr. Rudin joined BPO in June 2010. Under his employment agreement, he was granted 200,000 options under BPO’s share option plan, 200,000 restricted shares of BPO, and 31,027 Class A Limited Voting Shares of BAM under BAM’s Restricted Stock Plan. Mr. Rudin was also entitled to receive a minimum annual salary of $500,000, a cash bonus of $1,000,000 and supplemental compensation of $125,000 for 2011. He also received an additional 28,323 and 29,922 restricted shares of BPO in February 2012 and 2013, respectively relating to 2011 and 2012 performance, respectively. The number of restricted shares awarded was based on a price of $17.65 for 2011 and $16.70 for 2012, being the volume weighted average price of the common shares on the NYSE for the five days preceding the award date less the value of the required withholding taxes. See “Employment Contracts”.
(10)	Number of options granted to Messrs. Friedrich and Farley include 1,000,000 stock options and 300,000 stock options respectively, granted on May 3, 2012 in connection with promotions and role changes which became effective on July 1, 2012.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	45

(11)	The values in this row do not include $1,468,125 of in-the-money value from 168,750 options which Mr. Clark exercised in 2012. These options were expiring on December 31, 2012.
(12)	The values in this row do not include $1,215,519 of in-the-money value from 110,000 options which Mr. Friedrich exercised in 2012.
(13)	The values in this row do not include $168,053 of in-the-money value from 43,772 options which Mr. Farley exercised in 2012. These options were expiring on December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for each of the named executive officers all option and share awards outstanding as of December 31, 2012.

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)		Option Expiration Date	Value of Unexercised In-the- money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Share- Based Awards Not Paid Out or Distributed ($)(2)(3)
Richard B. Clark	618,750		13.08	12/31/2013	2,431,688	–	–	8,298,634
	123,750		16.27	12/31/2014	91,575	–	–	–
	150,000		20.17	12/31/2015	–	–	–	–
	750,000		31.21	12/31/2016	–	–	–	–
	750,000		19.11	12/31/2017	–	–	–	–
	1,000,000		6.15	12/31/2018	10,860,000	–	–	–
	600,000		12.98	12/31/2019	2,418,000	–	–	–
	200,000		17.35	12/31/2020	–	–	–	–
Dennis H. Friedrich	90,000		16.27	12/31/2014	66,600	29,260	497,713	2,393,191
	90,000		20.17	12/31/2015	–	–	–	–
	150,000		31.21	12/31/2016	–	–	–	–
	250,000		19.11	12/31/2017	–	–	–	–
	609,512		6.15	12/31/2018	6,619,300	–	–	–
	350,000		12.98	12/31/2019	1,410,500	–	–	–
	100,000		17.35	12/31/2020	–	–	–	–
	224,000		17.84	12/31/2021	–	–	–	–
	1,000,000		18.54	12/31/2021	–	–	–	–
Bryan K. Davis	45,000		19.11	12/31/2017	–	–	–	–
	605,691		6.15	12/31/2018	6,577,804	–	–	–
	100,000		12.98	12/31/2019	403,000	–	–	–
	100,000		17.35	12/31/2020	–	–	–	–
	144,000		17.84	12/31/2021	–	–	–	–
Thomas F. Farley	180,000	C$	17.47	12/31/2013	–	–	–	879,474
	180,000	C$	20.16	12/31/2014	–	–	–	–
	45,000	C$	23.23	12/31/2015	–	–	–	–
	75,000	C$	19.21	12/31/2017	–	–	–	–
	402,866	C$	7.85	12/31/2018	3,699,103	–	–	–
	350,000	C$	13.71	12/31/2019	1,146,486	–	–	–
	100,000		17.35	12/31/2020	–	–	–	–
	157,000		17.84	12/31/2021	–	–	–	–
	300,000		18.54	12/31/2021	–	–	–	–
Mitchell E. Rudin	200,000		19.28	12/21/2020	–	134,565	2,288,950	3,497,630
	128,000		17.84	12/31/2021	–	–	–	–
T. Jan Sucharda	45,000	C$	23.23	12/31/2015	–	–	–	–
	14,528	C$	36.40	12/31/2016	–	–	–	–
	28,634	C$	19.21	12/31/2017	–	–	–	–
	115,000	C$	7.85	12/31/2018	1,055,926	–	–	–
	71,000	C$	13.71	12/31/2019	232,513	–	–	–
	100,000		17.35	12/31/2020	–	–	–	–
	158,000		17.84	12/31/2021	–	–	–	–

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	46

Notes:

(1)	The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on December 31, 2012 of $17.01 for U.S. dollar denominated options and for Canadian dollars denominated options, is based on the closing price of a common share on the TSX on December 31, 2012 of C$16.96. Canadian dollar amounts are converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.
(2)	The market value of a DSU is equal to the closing price of a common share on the NYSE on December 31, 2012 of $17.01 for officers who receive payment in U.S. dollars and for officers who receive payment in Canadian dollars, is equal to the closing price of a common share on the TSX on December 31, 2012 of C$16.96 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2012 of C$1.00 = US$1.0079.
(3)	The market value of a share of restricted stock is based on the closing price of a common share on the NYSE on December 31, 2012 of $17.01.

Value Vested or Earned During the Year

The following table indicates for each of the named executive officers the value of all option-based, share-based and non-equity based incentive plan awards that vested during 2012.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Richard B. Clark	2,655,600	–	1,500,000
Dennis H. Friedrich	1,844,880	–	1,300,000
Bryan K. Davis	1,396,161	–	400,000
Thomas F. Farley	961,906	–	1,000,400
Mitchell E. Rudin	–	538,311	1,000,000
T. Jan Sucharda	257,643	–	450,180

Notes:

(1)	The value is the amount by which the market value of our common shares under option exceeded the exercise price of such options on the vesting date. The market value of our common shares is based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, is based on the closing price of a common share on the TSX. Canadian dollar amounts are converted to U.S. dollars using the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$1.0004.
(2)	Represents the cash bonus award to each Named Executive Officer for 2012. Messrs. Farley and Sucharda received their cash bonuses in Canadian dollars and they are presented in the table based on the average Bloomberg mid-market exchange rate for 2012 of C$1.00 = US$ 1.0004.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information regarding the Corporation’s equity compensation plans, as at December 31, 2012.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	19,901,046	$15.27	3,765,888
Equity compensation plans not approved by shareholders	–	–	–
Total	19,901,046	$15.27	3,765,888

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	47

EMPLOYMENT CONTRACTS

BPO has an employment contract with only one of the named executive officers, Mitchell E. Rudin, BPO’s President and Chief Executive Officer, U.S. Commercial Operations. The agreement, entered into in June 2011, has an initial term ending on December 31, 2015, which may be extended for additional twelve-month periods upon the mutual agreement of Mr. Rudin and BPO. Mr. Rudin’s annual salary is $500,000 with a target annual cash bonus of two times base salary. For fiscal years 2011 to 2015, Mr. Rudin is entitled to receive a minimum cash bonus equal to the target cash bonus. Mr. Rudin is also entitled to receive supplemental compensation of $125,000 per year. Following signing of the agreement, Mr. Rudin was granted (i) options to purchase 200,000 common shares of BPO; (ii) 200,000 restricted common shares of BPO under BPO’s Restricted Stock Plan; and (iii) Class A Limited Voting Shares of BAM with a market value of $1,000,000 under BAM’s Restricted Stock Plan. Each year, Mr. Rudin is eligible to be awarded (i) options to purchase a number of common shares of BPO with a market value equal to four times his base salary, and (ii) restricted common shares of BPO with a target value equal to Mr. Rudin’s base salary. Mr. Rudin is entitled to receive a minimum of the target restricted stock award for fiscal years 2011 and 2012.

If Mr. Rudin’s employment is terminated without cause, he resigns for good reason, or his employment is terminated due to his death or disability, he is entitled to (i) accrued and unpaid base salary and supplemental compensation; (ii) unpaid cash bonus earned with respect to any previous year; and (iii) a pro-rata portion of his minimum cash bonus for the current year. Unvested stock options and restricted stock awards granted to Mr. Rudin upon signing of the agreement and the minimum restricted stock awards for 2011 and 2012 vest immediately upon such termination. If Mr. Rudin’s employment is terminated without cause or he resigns for good reason, he is also entitled to (i) cash severance equal to two times the sum of his base salary, target cash bonus and target restricted stock award; and (ii) a monthly payment equal to BPO’s portion of the COBRA continuation coverage premium under BPO’s group medical plans for 18 months after termination. If Mr. Rudin’s employment is terminated for cause, he resigns other than for good reason, or the term of his employment agreement expires, he is only entitled to (i) accrued and unpaid base salary and supplemental compensation; and (ii) unpaid cash bonus earned with respect to a previous year. All such payments to Mr. Rudin are payable only if Mr. Rudin executes a general release of all claims in favour of BPO. Assuming that Mr. Rudin’s employment had been terminated on December 31, 2012, he would have received the following incremental payments, payables and benefits: (i) $4,000,000 in cash, $2,786,663 in accelerated vesting of restricted stock and $24,272 in medical benefits if the termination was without cause or if he resigned for good reason; (ii) $2,786,663 in accelerated vesting of options and restricted stock if the termination was due to his death or disability, and (iii) nothing if the termination was with cause or if he resigned other than for good reason.

PART SIX – OTHER INFORMATION

Indebtedness of Directors, Officers and Employees

In response to changing U.S. guidelines on executive loans, in 2002 the Board of Directors discontinued granting any further executive loans under securities purchase programs. As of the date hereof, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to BPO or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of BPO and its subsidiaries made in connection with the purchase of common shares of associated companies of BPO (“Designated Shares”) was C$698,726. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of BPO.

The following is a summary of the aggregate indebtedness as of the date hereof:

Purpose	To BPO or its Subsidiaries		To Another Entity
Share Purchases	C$	698,726	–
Other		–	–

As of the date hereof, Richard B. Clark, the Chairman of the Board of Directors of BPO, had an outstanding loan from BPO of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2012 was C$698,726. The Designated Shares are held as security for the loan.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	48

Name and Principal Position	Involvement of BPO or Subsidiary	Largest Amount Outstanding During 2012 (C$)	Amount Outstanding as at March 15, 2013 (C$)	Financially Assisted Securities Purchased During 2012 (#)	Security for Indebtedness	Amount Forgiven During 2012 (C$)
Securities Purchase Programs
Richard B. Clark, Chairman	BPO	698,726	698,726	–	Designated Shares	–

At December 31, 2012, there were no outstanding loans to officers, directors or employees or former officers, directors or employees of BPO or its subsidiaries, other than in connection with purchases of Designated Shares (other than “routine indebtedness” under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2012.

Cease Trade orders, bankruptcies, penalties or sanctions

Mr. Cockwell was a director of Fraser Papers Inc. (“Fraser”) until April 29, 2009. On June 18, 2009, Fraser announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware. On February 10, 2011, the Ontario Superior Court of Justice sanctioned an amended plan of compromise and arrangement under the Companies’ Creditors Arrangement Act that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

In 2010, the New York Department of State alleged that Mr. Massey violated the New York Real Property Law for failing to ensure that three brokers working for Massey Knakal Realty Services were properly licensed as real estate brokers. In 2011, Mr. Massey paid a fine of $2,000 and the New York Department of State terminated and withdrew the matter.

Directors’ and Officers’ Liability Insurance

BPO maintains directors and officers insurance under policies arranged by BAM with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, BPO is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by BPO. The insurance coverage for directors and officers has certain exclusions, including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of December 31, 2012, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. BAM also reimburses us for a portion of the annual compensation paid to certain members of our senior management team to the extent that they devote a portion of their time to BAM’s global real estate group.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to BPO, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2014 is December 30, 2013.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	49

AVAILABILITY OF DISCLOSURE DOCUMENTS

We will provide any person or corporation, upon request to the Secretary of BPO, with a copy of:

(1)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;
(2)	our comparative financial statements for the fiscal year ended December 31, 2012, together with the report of the auditors thereon;
(3)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);
(4)	our interim financial statements for the periods subsequent to the end of BPO’s fiscal year and the MD&A thereon; and
(5)	our management proxy circular dated March 15, 2013, in connection with the Meeting.

Financial information for the fiscal year ended December 31, 2012 is provided in our comparative financial statements and MD&A, which are included in the our most recent annual report.

Requests for the above-mentioned disclosure documents can be made to the Secretary of the Corporation by mail at Suite 330, 181 Bay Street, Brookfield Place, P.O. Box 770, Toronto, Ontario M5J 2T3 or by e-mail at contact-form@brookfieldofficeproperties.com. Copies of these documents and additional information relating to BPO are also available on BPO’s website at www.brookfieldofficeproperties.com and BPO’s SEDAR profile at www.sedar.com.

Other Business

The Corporation knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

Directors’ Approval

The contents and sending of this Circular have been approved by the directors of the Corporation.

BRETT M. FOX

General Counsel and Secretary

New York, New York, USA

March 15, 2013

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	50

APPENDIX A – CORPORATE GOVERNANCE GUIDELINES

1.	INTRODUCTION

Corporate governance relates to the activities of the board of directors (the “Board”) who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.

The Board is of the view that the corporate governance policies and practices of Brookfield Office Properties Inc. (“Brookfield” or the “Corporation”), outlined below (the "Guidelines") are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.

The Board of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation’s needs and legal and regulatory developments and changes in practices. The Corporation's Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	ROLE AND FUNCTIONS OF THE BOARD

The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning

(a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

(b)	oversee the financial and business strategies and objectives included within the business plan;

Appoint and monitor senior management

(a)	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

(b)	oversee the selection, evaluation and compensation of the Chief Executive Officer:

(c)	oversee the selection, evaluation and compensation of other senior management;

(d)	monitor succession planning of the Chief Executive Officer and other members of senior management;

(e)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	51

Risk assessment and management

(a)	assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting

(a)	oversee the Corporation’s public disclosure and financial reporting, review and monitor the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation's code of business conduct and ethics (the "Code of Business Conduct and Ethics") to ensure that the Corporation maintains its integrity and accountability;

Corporate governance

(a)	ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;

(b)	confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

(c)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

(a)	approve all material transactions for the Corporation; and

(b)	approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.

3.	QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.

Each director must have an understanding of the Corporation's principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	52

4.	COMPOSITION OF BOARD

Size of Board and selection process

The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation, the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.

The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than ten directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.

Independence of directors and representation of shareholders’ interests

Brookfield Asset Management Inc. (“BAM”) owns a majority of the Corporation’s voting shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules "controlled companies exemption" with respect to certain independence requirements. Six of the Corporation’s eleven directors are independent of management and of BAM. The Chairperson of the Board is not an Independent Director. BAM will have two representatives on the Board and the remaining three will be members of management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the Board examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director. In determining independence, the Board relies on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. Generally, an Independent Director means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is a relationship which could, in the Board’s determination, reasonably interfere with the exercise of a director’s independent judgment.

The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Financial literacy

Each member of the Audit Committee shall be financially literate. The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	53

Chairperson(s)

The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chairperson which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the Board. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.

Election of directors

Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each director’s continuation on the board. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

Board succession

The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:

(a)	the competencies and skills necessary for the Board, as a whole, to possess;

(b)	the competencies and skills that each existing director possesses; and

(c)	the competencies and skills each new nominee will bring to the boardroom.

5.	MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.

The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	54

The Human Resources and Compensation Committee and the Governance and Nominating Committee generally have meetings semi-annually and the Audit Committee generally has meetings quarterly, with additional meetings of all committees held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. The Chairperson of the Board, the Chief Executive Officer and any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chief Financial Officer or the Corporation’s auditor.

Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting for Board meetings or 24 hours prior to the meeting for committee meetings. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

A quorum for any Board meeting is not less than a majority of directors and for any committee meeting is not less than a majority of committee members, unless the directors fix the quorum otherwise.

The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

Independent Directors’ meetings

The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as Lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the "Lead Independent Director"). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.

6.	DIRECTORS RESPONSIBILITIES

Director orientation and continuing education

The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the Board of Directors, its committees and its directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer, the Chairperson and the Lead Independent Director to learn about the Corporation and its operations.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	55

Attendance and participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors' understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.

Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Access to independent advisors

The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Each committee of the Board of Directors may retain outside advisors, at the expense of the Corporation, without the Board’s approval, at any time. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Corporation.

7.	COMMITTEES OF THE BOARD

General

Brookfield believes that Board committees assist in the effective functioning of the Board and that the appropriate composition of Board committees should enable the views of Independent Directors to be effectively represented.

The Human Resources and Compensation Committee is comprised of a majority of Independent Directors and has one BAM representative. The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Directors.

The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities, as described below.

The following is a brief description of the mandate of each standing committee:

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	56

Audit Committee

The Audit Committee is responsible for monitoring the Corporation's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation's auditors. The committee is also responsible for reviewing the Corporation's annual audited financial statements, unaudited quarterly financial statements and management's discussion and analysis and review of related operations prior to their approval by the full Board. In addition, the Audit Committee is responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; the Corporation’s incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the Board approved succession plan for the Chief Executive Officer, reviews the position description of the Chief Executive Officer, establishes objectives against which to review and assess the Chief Executive Officer’s performance and annually assesses the performance of the Chief Executive Officer against these pre-determined objectives.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to assess effectiveness of the performance of the Board and its directors, to review the Code and these Guidelines to monitor its relations with management and to review and recommend directors' compensation.

Committee Chairpersons

The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Committee charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation’s Web site, www.brookfieldofficeproperties.com.

8.	EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Corporation’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Corporation (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board of Directors has decided not to evaluate individual Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	57

9.	MANAGEMENT

Management's role

The primary responsibility of management is to safeguard the Corporation's assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.

Brookfield's governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.

Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.

Management's relationship to the Board

Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Corporation's Chairperson and Chief Executive Officer without other members of senior management present.

Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation's strategic direction, performance targets and utilization of shareholders' equity. A session of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board's approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

Board access to management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Corporation.

Management succession

The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

Management performance review and rewards

The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	58

Brookfield's compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

10.	COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure Policy is reviewed annually by the Board and available on the Corporation's Web site, www.brookfieldofficeproperties.com.

The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation's shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, Lead Independent Director or other Board members can do so directly or through the Secretary of the Corporation.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation's financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation's designated spokespersons.

11.	DIRECTOR COMPENSATION

Directors who are employees of the Corporation do not receive any compensation for service as directors of the Corporation.

The Board of Directors, through the Governance and Nominating Committee, annually reviews the compensation paid to Independent Directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to directors of comparable companies.

Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.

12.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors encourages senior officers to create a culture of integrity throughout the organization. The Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Board of Directors monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandates that all directors, officers and employees report breaches of the Code and may do so anonymously using the Corporation’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for directors may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by the Corporation to the extent required by law, regulation or stock exchange requirement.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	59

13.	PROHIBITION ON PERSONAL LOANS

The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.

14.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.

In addition, the Corporation maintains directors and officers insurance. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15.	CONFLICTS OF INTEREST

Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation’s Secretary at:

Board of Directors of Brookfield Office Properties Inc.
c/o Brookfield Office Properties Inc.
Brookfield Place

250 Vesey Street, 15th Floor
New York, New York 10281-1023
U.S.A.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	60

APPENDIX

Position description of Chairperson

The Chairperson of the Board of the Corporation is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chairperson will:

(a)	provide leadership to foster the effectiveness of the Board;

(b)	ensure there is an effective relationship between the Board and senior management of the Corporation;

(c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

(d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

(e)	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

(f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

(g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

(h)	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

(i)	provide additional services requested by the Board.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	61

Position description of Lead Independent Director

The Lead Independent Director will preside over all sessions of the Corporation’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Independent Director performs the following functions:

(a)	consults with the Chairperson of the board on the preparation of the agenda for each meeting of the board; and

(b)	in consultation with the Chairperson, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.

Position description of Chief Executive Officer

The Chief Executive Officer of the Corporation is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:

(a)	develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

(b)	develop and present to the Board for approval key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;

(c)	manage the operations of the Corporation in accordance with the business plan approved by the Board;

(d)	act as the primary spokesperson for the Corporation;

(e)	recommend to the Board the appointment or termination of senior management of the Corporation;

(f)	present to the Board for approval annually an assessment of the senior management of the Corporation together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

(g)	together with the Corporation’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosure; and

(h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Brookfield | Brookfield Office Properties | 2013 Management Proxy Circular	62